Scientific Learning®

2003 Annual Report



Scientific Learning®

Scientific Learning is the leading provider of neuroscience-based software products that develop underlying cognitive skills required for reading and learning. Our Fast ForWord® products are a series of reading intervention products for children and adolescents. We support the use of our products through training and implementation services as well as technical and professional support. We sell primarily to K-12 schools and through speech and language professionals.



We envision a world where all people learn to read effectively.

(in thousands, except per share amount)	2001	2001	2003
Revenue	$ 17,889	$ 20,286	$ 28,696
Operating income (loss)	(18,243)	(8,872)	1,629
Net income (loss)	(19,275)	(10,113)	868
Net income (loss) per share	(1.64)	(0.65)	0.05
Cash from (used in) operations	(12,487)	3,717	4,550
Deferred Revenue	7,598	15,584	17,522

Over 330,000 students have enrolled in Fast ForWord.

Cumulative Students Enrolled



122,000
230,000
330,000
2001
2002
2003

Revenue
(in millions)



$17.9
$20.3
$28.7
2001
2002
2003

Net Income (Loss)
(in millions)



$0.9
$(19.3)
$(10.1)
2001
2002
2003

Deferred Revenues
(in millions)



$7.6
$15.6
$17.5
2001
2002
2003

Cash from Operations
(in millions)



$3.7
$4.6
$(12.5)
2001
2002
2003



To Our Shareholders:

When I joined Scientific Learning in 2002, I was excited about the Company's potential. More than 30 years of independent neuroscience research supporting the Fast ForWord® family of products, and the dramatic results achieved with students across the country, indicate that Scientific Learning plays a critical role in improving reading and learning achievement.

With each month, I am more convinced of the Company's potential as we make significant progress on our key strategic, financial and operational goals.

Financial results were very strong. Revenue increased 41% to $28.7 million. Overall booked sales increased 8% to $30.6 million. The difference between booked sales and revenue ($1.9 million) is recorded on our balance sheet as "Deferred Revenue" and will mostly be recognized as revenue in 2004. Deferred revenue increased 12% and totaled $17.5 million at year-end.

Booked sales to our primary market, K-12 schools, grew 11% and represented over 90% of our business. We continued to make progress on key sales goals. A growing number of large sales is an important indicator of mainstream acceptance and a key factor in increasing sales force productivity. In 2003, we closed 59 sales transactions over $100,000, compared to 48 sales of that size or greater in 2002. We also closed our first sale over $2.0 million with the Philadelphia Public Schools for 50 elementary schools. In Dallas, tremendous success in two high school dropout programs led to an expansion to all the high schools in the district. Dade County school district (Miami, Florida) expanded its use to more than 60 schools in 2003, while Washington Local School District (Toledo, Ohio) began with four school buildings in the fall of 2003 and expanded to all elementary buildings in December.

We achieved our goal of reaching profitability for the first time in 2003. We were able to reduce operating expenses by 6%, excluding restructuring charges in 2002, while still increasing research and development spending by 17%. Operating profit was $1.6 million and we had an operating margin of 6%. Our first net profit was $868,000 and $.05 per share. 2003 was our second cash flow positive year and we paid off the remainder of our debt.

The Company's stock reflected these successes. Late in the year, we relisted on Nasdaq.

Despite these great results we did not achieve all of our financial goals in 2003. In a year of tremendous funding pressure for schools, our K-12 sales growth of 11% was among the best in

We must ensure educators understand the unique benefits of our software products, and how they build the underlying cognitive skills required to read and learn effectively.

the industry. However, it was well below our target. The introduction of our new Gateway Edition of Fast ForWord, while very well received by the market, encountered technical difficulties that are common in the launch of a complex software product. The learning curve required by our implementation teams, as well as customers, was longer than expected. As we encountered and addressed these challenges, our sales and service teams were largely focused on making our current customers successful. This happened at the expense of the normal sales activity and resulted in delaying the closing of sales in the fourth quarter. With the release of a major new update of our software, we believe these issues are now behind us.

In last year's annual report, I discussed four areas critical to reaching the mainstream reading intervention market.

1) Establish our brand and market position
2) Leverage the impact of our research in the market
3) Increase the effective use of our products
4) Expand our product line

Progress on these four fronts is critical to achieving the strategic goals of the company, which are to grow our position in the K-12 market and improve reading achievement in the schools using our Fast ForWord products. I am pleased to say that we made significant strides on these priorities for 2003.

Establish our brand and market position

We must ensure educators understand the unique benefits of our software products, and how they build the underlying cognitive skills required to read and learn effectively. In 2003, we successfully launched new product branding at the International Reading Association (IRA), the largest meeting of reading professionals worldwide. We also extended our market positioning through collateral materials, new sales presentations, and our corporate Web site. We established a national reference site program and hosted a series of executive forums for key school district superintendents and other educational leaders. A new video describes the science supporting the Fast ForWord series and its effectiveness in the classroom, as told by scientists who have studied Fast ForWord and educators who have used Fast ForWord in bellwether districts nationwide.

These actions have increased recognition of Fast ForWord products within the mainstream reading market. One indicator of our impact on the market is the recent invitation of Dr. Paula Tallal, one of our company founders, to be a keynote speaker at the 2004 IRA conference. Growing awareness of our products, the science and the significant gains being made with struggling readers will remain a major focus for the company in 2004.

One of our most **significant accomplishments** in 2003 was the research verification of **shortened 50-minute daily protocols** for all of the Fast ForWord products, **half of our original protocol,** with no degradation of learner results.

Leverage the impact of our research in the market

We continue to believe that a scientifically-based documentation of success at the student level is our most effective sales tool. In this respect, an independent study on the efficacy of Fast ForWord products published by scientists from Stanford University in the *Proceedings of the National Academy of Sciences* was another important milestone.

Scientific Learning is unique. Our products were designed and tested by cognitive and neuroscientists. Unparalleled independent efficacy research, by both academics and educational practitioners, support their results. Demonstrated efficacy is one of the key funding requirements of the federal "No Child Left Behind" legislation. Still, many educators remain unaware of the depth and breadth of this research. We were disappointed that we did not make faster progress in this area in 2003. It remains a key area for focus in 2004 with a new research and results section of our web site, increased case studies available and more opportunities for our customers to showcase their results at conferences.

In 2003 we formed a new research committee of the Board. This is unique in the education industry and demonstrates our strong commitment to research and the highest possible integrity in reporting results. The charter of this Board Committee is to provide strategic guidance, as well as set policy for our research and scientific activities. This important new committee is chaired by Dr. Joseph Martin, Dean of the Faculty of Medicine at Harvard Medical School.

Increase the effective use of our products

We have made major strides in increasing the effective use of our products by aligning our products and services to meet the needs of educators. The new Fast ForWord Gateway Edition greatly simplifies installation and administration. It also provides on-line progress reporting at the student, school, group and district level, which supports the requirements of the federal "No Child Left Behind" Act. This new edition also offers enhanced tools for the classroom teacher, including detailed information on student progress, recommended intervention strategies and alignments with core reading products and state standards. Most importantly, the new architectural design of Fast ForWord will allow us to achieve scale in the K-12 market, running hundreds of students in a school and thousands in a district.

One of our most significant accomplishments in 2003 was the research verification of shortened 50-minute daily protocols for all of the Fast ForWord products, half of our original protocol, with no degradation of learner results. This greatly reduces a tremendous barrier to the broad use of Fast ForWord by providing a better fit within the standard instructional day.

The credit for our achievements goes to our employees, who met the hurdles of the year with tenacity, hard work and dedication to our vision of a world in which all students learn to read effectively.

Finally, we achieved our goal of significantly increasing the amount of professional services sold with each transaction. Sales of training, implementation services, professional development and data analysis increased 160%.

Expand our product line

In addition to the release of the new Gateway Edition product line in 2003, we introduced Fast ForWord to Reading 4. The new Fast ForWord to Reading 4 product continues to build the underlying cognitive skills needed for reading and learning, with exercises designed to the fourth-grade curriculum standards. During 2004, we plan to introduce two additional products in our Fast ForWord to Reading Series, Reading 1 and 2.

These new releases will broaden our entire suite of products and serve as an important bridge between our core intervention products and the high-stakes testing environment.

Our unique industry position in intellectual property was further strengthened. Nine new patents were awarded to Scientific Learning in 2003. We now hold, or are the exclusive licensee of 68 patents. These proprietary rights are a valuable asset and reflect the strength and uniqueness of our technology, science, and approach. Last year we licensed the rights to our patents for healthcare applications to Neuroscience Solutions Corporation.

We enter 2004 in a much stronger position than we started in 2003. We have a broader and more complete product line, and customers are excited by the features and benefits now available in the Gateway Edition. Awareness of the Fast ForWord products and their benefits is growing.

The public school funding environment is expected to remain tough in 2004. However, there are signs that states' fiscal status is starting to improve, which should favorably impact spending later in 2004 or in 2005. With our products used in less than 2% of the schools in this country and growing accountability pressures, we see enormous opportunities for growth. We remain committed to achieving our K-12 sales goal of 20-30% growth in 2004 and a continued improvement in profitability.

2003 was an exciting and challenging year. The credit for our achievements goes to our employees, who met the hurdles of the year with tenacity, hard work and dedication to our vision of a world in which all students learn to read effectively. I would also like to thank our customers, who are tireless in their goal of educating all students. We appreciate your support, as well as that of our Board of Directors,

I look forward to updating you on our growth and progress next year.

Robert C. Bowen
Chairman and CEO

Our Fast ForWord® software products develop cognitive skills required to read and learn effectively. Reading is essential for success in school and in life, yet according to the National Assessment of Educational Progress, 69% of fourth graders in the U.S. are unable to read proficiently at grade level. Learning to read proficiently is a complex task involving multiple cognitive processes that have become much better understood in recent years.

Based on more than 30 years of research in neuroscience, reading and language, our products use established neuroscience principles to help students learn. Extensive efficacy research has demonstrated the results that can be achieved through use of our products.

DEVELOPING COGNITIVE SKILLS

The Fast ForWord products develop prerequisite skills that enable students to take greater advantage of their reading instruction and improve their reading proficiency. Fast ForWord products do this by developing **Learning MAPs™** skills:

Learning MAPs

Memory. The ability to hold information short- and long-term, essential for comprehension of complex sentences and for remembering instructions.

Attention. The ability to focus on tasks and ignore distractions.

Processing. The ability to address information such as images and sounds quickly enough, and in the correct sequence, to discriminate their differences, a prerequisite for phonemic awareness and reading.

Sequencing. The ability to quickly and accurately determine which of two events or stimuli comes first, which is supported by memory, attention, and processing. Sequencing is essential for developing phonemic awareness, word fluency, and oral and reading comprehension.

Frequency and intensity
adaptivity
Simultaneous development
timely motivation

The Fast **Power Learning™** Formula

Neuroscience research has demonstrated the importance of frequency, intensity, adaptivity, simultaneous development, and timely motivation for learning new tasks. The Fast ForWord products use these principles to help students learn more rapidly.

Frequency and intensity: Brain plasticity research demonstrates that completing a set of learning tasks in a frequent, intense timeframe is needed to make the changes in brain functioning that enhance learning. To maximize the efficacy of our products, we recommend protocols for our major products that require between 48 and 100 minutes of product use a day, 5 days per week.

In 2003, we released alternate protocols for each of our major products, after demonstrating that these new protocols resulted in substantially similar student progress as the original protocols.

adaptivity: The interactive exercises in the Fast ForWord products adapt to each student's skill level and progress, automatically adjusting content exposure in a variety of ways. This adaptivity is designed to keep the exercises challenging and engaging, while avoiding the kinds of failures that can discourage a student's learning.

Simultaneous development: The Fast ForWord products simultaneously develop both major and supporting cognitive skills for enduring learning improvements. While each exercise focuses on a specific set of reading or language tasks, it is also designed to develop underlying cognitive skills such as memory, attention, processing and sequencing.

Timely motivation: For the brain to learn, the student must be attentive and engaged, so motivation is critical to learning improvements. In the Fast ForWord products, learners are rewarded with points and "mastery animations" that signify milestones in a student's progress.

THE FAST FORWORD PRODUCT FAMILY

In 2003 we introduced the Fast ForWord Gateway Edition of our major products. This new edition was designed to make our products easier for educators to use, to add new activity levels to improve student results, to better connect Fast ForWord use to other classroom instruction, and to provide additional progress tracking capabilities.

Fast ForWord Language includes seven exercises focused on developing oral language comprehension and listening skills, including phonological awareness (the ability to distinguish and identify the smallest meaningful units of speech), listening accuracy and comprehension, working memory, and familiarity with language structures, along with building the requisite underlying MAPs skills.

Fast ForWord Middle & High School includes exercises similar to Fast ForWord Language with a user interface designed for adolescents and teenagers who lack reading proficiency.

Fast ForWord Language to Reading helps students make the link between spoken language and written language, focusing on word analysis, listening comprehension, working memory, grammar, syntax, and vocabulary, while continuing to further develop the underlying MAPs skills.

Fast ForWord to Reading is a series of products that build essential reading skills such as phonemic awareness, vocabulary, fluency, and comprehension while simultaneously developing the underlying MAPs skills. At more advanced levels, students use this software to build spelling skills and familiarity with writing conventions, extend word level knowledge of semantic, phonological, morphological and syntactic structures, and advance their sentence and passage comprehension skills. Each Fast ForWord to Reading product is correlated directly to generally-accepted grade-level reading standards. In 2003, we introduced the Fast ForWord to Reading 4 product, which is correlated to end of fourth grade standards and joined our earlier Fast ForWord to Reading 3 product. In 2004, we plan to introduce Fast ForWord to Reading 1 and Fast ForWord to Reading 2.

All of these major products include an optional remote tracking and reporting system, **Fast ForWord Progress Tracker.** This easy-to-use web-based tool provides reports on detailed learning results for individuals or groups of students for all exercises in each of these products. These reports, generated from learner data securely transmitted by customers to Scientific Learning's database, permit educators to see exactly how each student is progressing on specific skills.

We also sell **Fast ForWord Basics**, software that prepares pre-readers aged 4 to 7 for learning and reading; **Reading Edge**, a reading assessment instrument for students from kindergarten to 2nd grade; and **Fast ForWord Bookshelf,** early reading kits that include both a multimedia CD-ROM, and storybooks.

PRICES AND LICENSES

We have a flexible pricing structure designed to meet customers' needs. Schools typically purchase site or workstation licenses, which are available either for a perpetual term or on a subscription or limited term basis. Our license list prices range from $10,000 to $65,000 per site, depending on the number of products, the number of workstations, the duration of the license and the volume purchased. We also sell our products on a per student, per use basis.

SERVICES AND SUPPORT

School districts have limited resources to support technology at dispersed sites, so they seek products that are easy to implement and maintain. Our product training, technical installation, implementation management, consulting, and professional development services are designed to ensure that customers can implement our products quickly and successfully. As they use our products, customers can look to Scientific Learning for implementation management services and consulting on data analysis and interpretation, intervention and motivation strategies.

We also provide remote support to Fast ForWord customers, who can access our technical, professional and customer support via telephone, email, and web-based chat.

We maintain two web sites to provide information and support. **Scientificlearning.com** provides information about our company and our products and services, as well as extensive technical and customer support resources. **Brainconnection.com** provides practical, easy-to-understand information about how the brain works, how students learn and web-based professional development courses on the brain.

Outcomes & Scientific Basis

From the founding of our company, we have devoted significant resources to demonstrating that our products improve learning, and today we continue to accumulate outcomes data from students in classrooms across the country. Research by customers, independent academics, and our own scientists has clearly demonstrated that Fast ForWord products rapidly improve reading and language skills across a broad spectrum of demographic groups.

EARLY RESEARCH AND FIELD TRIALS

The technology that forms the basis of most of our major products grew out of a scientific collaboration between neuroscientists working at Rutgers, the State University of New Jersey, and the University of California at San Francisco, combining insights about language development and learning to read with research on brain plasticity.

Results from the work of our founding scientists at UCSF and Rutgers were published in the journal *Science* in early 1996. These results were revalidated by a national field trial of Fast ForWord Language later in 1996, which demonstrated gains of one to two years on standardized tests of skills critical to reading, after just four to eight weeks of training. A second national field trial in 1997, among students in 19 public schools in nine districts across five states, demonstrated significant gains in language and reading skills as measured on standardized tests, yielding average improvement of more than one and a half years in four to eight weeks – gains that were significantly greater than those made by students in the control group.

CURRENT USER OUTCOMES

To date, more than 325,000 individuals have enrolled in Fast ForWord products, and we have accumulated research outcomes on more than 25,000 individuals, including approximately 17,000 controls. Gains have been confirmed using standardized, nationally normed tests among a variety of groups, including African-American students, Hispanic students with limited English proficiency, students struggling with reading, and students of low socio-economic status. In addition, schools have provided us with state achievement test scores from students before and after they have used Fast ForWord products. These data have demonstrated that following Fast ForWord participation, students, on average, achieve significant improvements on a wide variety of high-stakes tests. We encourage these studies, assist with data analysis when appropriate and, whenever practical, make the results available on our Scientific Learning web site.

BRAIN IMAGING CONFIRMATION OF READING IMPROVEMENTS

In 2003, Stanford University researchers published exciting new findings on Fast ForWord's efficacy in the *Proceedings of the National Academy of Sciences.* In that study, students aged 8 to 12, who were identified as dyslexic, showed significant improvements in reading performance – as well as changes in brain activation patterns on fMRI readings – after using Fast ForWord. Researchers observed increased neurological activity in regions of the brain involved in skills critical to reading and noted that this new activity more closely resembled the patterns exhibited by students reading on or above grade level. A control group showed no similar changes in fMRI results.

Markets

Our primary market is in K-12 schools, which represented more than 90% of our revenue in 2003. Since we began building our school sales force in late 1998, our K-12 business has grown each year, both in absolute dollars and as a percentage of our business. More than 2,200 public and private schools have purchased at least $10,000 of our products and services.

The K-12 market is large and growing. U.S. K-12 schools now enroll more than 54 million students, and enrollment is projected to continue growing through 2013. There are approximately 14,200 public school districts in the U.S. and approximately 114,000 public and private school buildings, or sites. Over $3 billion is spent each year on supplementary instructional materials, with almost half of that going toward software. Since the passage of the No Child Left Behind ("NCLB") Act in 2002, federal funding has increasingly emphasized products and approaches that are based on scientific research and have demonstrated efficacy, such as those offered by Scientific Learning.

In addition to selling to K-12 schools, we also sell through private practice professionals, and to learning centers, hospitals, clinics and psychologists. These sales are a decreasing proportion of our business.

SALES AND MARKETING

We use a direct sales force to sell to public schools. As of December 31, 2003, we employed 30 quota-bearing sales representatives, led by 4 regional sales directors. These sales personnel typically are experienced professionals with backgrounds in selling educational technology to the K-12 segment. We support our sales representatives with strategic consultants – often former school district superintendents and other senior administrators – who have extensive experience and relationships in K-12 education.

Our sales force typically targets sales at the school district level, although early "seeding" sales are also made at the individual school level. To reach smaller and rural schools, we also sometimes sell our products through school consortiums and regional service centers.

We sell to clinical professionals, learning centers, hospitals and clinics principally through direct marketing (mail, web and telesales) and conferences. We have also recently begun to sell our products outside North America through resellers in a limited number of countries. These sales have been minimal.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	2003	2002	2001	2000	1999
	Year ended December 31,				
Statement of Operations Data:					
Revenues (2):					
Products	$ 23,225	$ 16,917	$ 14,109	$ 11,693	$ 7,353
Services and support	5,471	3,369	3,780	3,568	2,899
Total revenues	28,696	20,286	17,889	15,261	10,252
Cost of revenues (2):					
Products	2,217	1,979	1,690	1,687	629
Services and support	3,867	1,499	2,395	1,870	2,059
Total cost of revenues	6,084	3,478	4,085	3,557	2,688
Gross profit	22,612	16,808	13,804	11,704	7,564
Total operating expenses	20,983	25,680	32,047	32,899	22,527
Operating income (loss)	1,629	(8,872)	(18,243)	(21,195)	(14,963)
Interest income (expense), net	(1,209)	(1,332)	(1,053)	1,077	892
Other income from related party	448	-	-	-	-
Other income (expense), net	-	91	21	2	(16)
Net income (loss)	$ 868	$ (10,113)	$ (19,275)	$ (20,116)	$ (14,087)
Basic and diluted net income (loss) per share	$ 0.05	$ (0.65)	$ (1.64)	$ (1.80)	$ (2.24)
Shares used in computing basic net income (loss) per share	16,007	15,641	11,777	11,148	6,279
Shares used in computing diluted net income (loss) per share	16,908	15,641	11,777	11,148	6,279
Balance Sheet Data:					
Cash and cash equivalents	$ 3,648	$ 4,613	$ 4,610	$ 818	$ 15,662
Investments in government securities	-	-	1,169	7,667	13,903
Working capital	(10,647)	(8,311)	2,764	7,431	27,397
Total assets	15,554	18,643	23,288	18,953	36,324
Long-term debt, including current portion	-	5,000	10,000	-	-
Stockholders' (deficit) equity (1)	(6,566)	(8,123)	1,411	11,601	29,740

(1) We have paid no cash dividends since our inception.

(2) Revenues and cost of revenues for 2002 and prior years have been reclassified to conform to the presentation adopted in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop and distribute the Fast ForWord® family of reading intervention software. Our innovative products apply advances in neuroscience and cognitive research to build the fundamental cognitive skills required to read and learn. Extensive outcomes research by independent researchers, our founding scientists, and our company demonstrates that the Fast ForWord products help students attain rapid, lasting gains in the skills critical for reading. To facilitate the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. Our primary market is K-12 schools in the United States, to which we sell using a direct sales force. In 2003, K-12 schools accounted for 91% of our booked sales. By the end of 2003, approximately 2,200 schools had purchased at least $10,000 of our Fast ForWord product licenses and services, and over 325,000 individuals had enrolled in one of our products.

Business Highlights

In 2003, our revenue grew 41% over 2002 to reach $28.7 million. The increase was due to strong performance in the K-12 school market, partially offset by a continued decline in sales to private practice professionals.

Our service and support revenue increased 62%, more rapidly than product revenue. Because we believe that services are critical to good product implementation, we have had a major initiative to increase the amount of services we sell to customers, and we have an increasing number of customers who renew their support agreements. These initiatives are continuing and we expect service and support revenue to again grow more rapidly than product revenue in 2004.

Because a significant portion of our software, services and support revenue is recognized in periods after the invoice date, our 2003 revenue growth rate was due in part to strong 2002 booked sales, which represented a 35% increase over 2001. (For more explanation of booked sales, see Revenue below.) We do not expect 2004 revenue growth to continue at this rate.

Our 2003 total booked sales increased by 8% over 2002, and K-12 booked sales increased 11%. Our results, while stronger than industry results in the K-12 market, were below our expectations. We encountered technical difficulties with the new Gateway Edition of Fast ForWord, which we introduced in June 2003. This resulted in lower than expected sales in the fourth quarter. We have released a major update of our software and believe that the negative impact of Gateway technical issues on sales force focus is now behind us.

One of our major goals is to increase the number of large sales, which we believe to be an important indicator of mainstream education industry acceptance and an important factor in continuing to increase the productivity of our sales force. In 2003, we closed 59 transactions in excess of $100,000 compared to 48 in 2002. Our goal is to continue to increase this number in 2004.

We reported our first net profit in 2003 of $868,000, 3% of revenue compared to a $10.1 million loss in 2002. Achieving a profit was one of our major financial goals for the year. In 2004, our goals include increasing both our net income and our profit margin. To achieve these goals, we must increase our sales, achieve the necessary product mix, and improve sales force productivity.

During the year, we paid off our outstanding debt of $5.0 million. Net cash from operating and investing activities was $3.6 million. This was the second year we generated cash from operations. Because our generation and use of cash is seasonal, we borrowed money for working capital purposes in the first quarter of 2004 and may again do so from time to time.

Results of Operations

Revenue

(dollars in thousands)		2003	Change		2002	Change		2001
				Year ended December 31,				
Products	$	23,225	37%	$	16,917	20%	$	14,109
Service and support		5,471	62%		3,369	-11%		3,780
Total revenues	$	28,696	41%	$	20,286	13%	$	17,889

2003 revenue compared to 2002: The growth in product revenues in 2003 was largely attributable to an 8% growth in 2003 booked sales and the continued impact of strong 2002 sales. Our product license sales are initially recorded as deferred revenue and recognized to revenue over the term of the licenses. Because the license term frequently crosses over two fiscal years, our strong 2002 license sales positively affected product revenue in both 2003 and 2002. In addition, sales of our products with no Internet connection feature increased, which had a positive impact on revenue because these sales are recognized into revenue over a shorter period than are products licensed with an Internet connection feature. Service and support revenues increased, primarily due to increased delivery of on-site services. The sale and delivery of on-site services to schools has been a major focus for us in 2003 to enhance school implementations. Service and support revenue also increased as a result of the increase in the number of schools on support contracts.

2002 revenue compared to 2001: The increase in product revenue in 2002 resulted from a 35% increase in booked sales. 2002 service revenues decreased 11%. In 2002, we changed our service business to offer training and implementation services at a lower price than in 2001. In addition, we sold fewer training days than in 2001 as the percentage of our business from existing customers increased. Existing customers are less likely to buy services. Revenue grew more slowly than sales primarily due to a lower proportion of services in our sales mix, together with a shift in sales mix to perpetual licenses, which resulted in a longer average period to recognize revenue on sales. For 2002 and 2001 support revenues have been reclassified to be comparable with 2003, when we began including support revenues with service revenues.

Booked sales and selling activity: Because a significant portion of our software, services and support revenue is recognized in periods after the invoice date, management uses booked sales to evaluate current selling activity. Booked sales is a non GAAP financial measure that we believe is useful for investors as well as management as a measure of current demand for our products and services. Booked sales equals the total value (net of allowances) of software, services and support invoiced in the period. We record booked sales and deferred revenue when all of the requirements for revenue recognition have been met, other than the requirement that the revenue for software licenses and services has been earned. We use booked sales information for resource allocation, planning, compensation and other management purposes. However, booked sales should not be considered in isolation from, and is not intended to represent a substitute measure of revenues or any other performance measure calculated under GAAP.

The following reconciliation table sets forth our booked sales, revenues and change in deferred revenue for the years ended December 31, 2003, 2002 and 2001, respectively.

(dollars in thousands)		2003	Change		2002	Change		2001
				Year ended December 31,				
Booked sales	$	30,634	8%	$	28,272	35%	$	20,924
Less revenue		28,696	41%		20,286	13%		17,889
Net increase in deferred revenue		1,938			7,986			3,035
Current and long-term deferred revenue beginning of the period		15,584			7,598			4,563
Current and long-term deferred revenue end of the period	$	17,522	12%	$	15,584	105%	$	7,598

Financial Pages

Booked sales in the K-12 sector, which accounted for over 91% of sales in 2003, grew 11% to $27.8 million, compared to $24.9 million in 2002. The increases were achieved in a difficult K-12 market with tight state funding. We sold 862 site license packages over $10,000 compared to 828 in the same period in 2002. The average sale per school for customers purchasing site license packages increased slightly due to the introduction of our new Gateway Edition and sales of increased training and implementation services, partially offset by purchases of more limited use licenses. In 2003, we began reporting private school booked sales in the K-12 sector rather than in the private sector where they had been reported in previous years. We have retroactively revised 2002 and 2001 booked sales numbers to be comparable.

In 2003 we continued to focus our sales force on multi-site sales. The number of sales over $100,000 increased to 59 in 2003 from 48 in 2002 and 24 in 2001. In 2003, we had our first $2 million sale, our largest sale to date. Sales in the fourth quarter were negatively impacted by technical issues in our new Gateway Edition, which diverted the focus of our sales and service organizations and delayed some customer purchases. We recorded a revenue reserve of $337,000 to reflect the potential extension of term licenses and customer support due to the Gateway issues.

In 2002, K-12 sector booked sales increased by 52% to $24.9 million, compared to $16.4 million in 2001. The K-12 sector represented 88% of booked sales in 2002, compared to 78% in 2001. The average sale per school increased by 61% in 2002 compared to 2001 since we did not repeat a lower priced sampling package introduced in 2001. In addition, in 2002, perpetual licenses, which have a higher average price per school, became a more significant portion of our sales mix.

Booked sales to the private sector declined by 14% in 2003 to $2.9 million compared to $3.3 million in 2002 and declined 26% in 2002 from $4.5 million in 2001. We attribute the decline in both 2003 and 2002 to the continued focus of our resources on the K-12 market.

In 2004, we plan to continue to concentrate our sales effort on large multiple site opportunities in the K-12 market. We believe that our new update to the Gateway Edition has resolved the significant Gateway Edition technical issues. Although funding uncertainty continues, we believe that we are positioned to achieve steady growth in the K-12 market in 2004. We expect that the sales of services will continue to grow as a percent of total sales. Sales to the private sector are expected to decline modestly as we continue to focus on the K-12 market.

Unpredictability: To achieve our sales growth objectives will depend on increasing mainstream customer acceptance of our products, which requires us to continue to focus on improving our products' ease of use, their fit with school requirements, and our connection with classroom teachers and administrators. Our sales force numbers are limited, which requires us to achieve increased sales productivity levels in a K-12 market that is still negatively impacted by a difficult state and local funding environment. In addition, the revenue recognized from our sales can be unpredictable. Our various license and service packages have substantially differing revenue recognition periods, and it is often difficult to predict which license package a customer will purchase, even when the amount and timing of a sale can be projected. See *"Management's Discussion and Analysis – Application of Critical Accounting Policies"* for a discussion of our revenue recognition policy. In addition, the timing of a single large order or its implementation can significantly impact the level of sales and revenue at any given time.

Gross Profit and Cost of Revenues

	Year ended December 31,		
(dollars in thousands)	2003	2002	2001
Gross profit on products	$ 21,008	$ 14,938	$ 12,419
Gross profit margin on products	90%	88%	88%
Gross profit on service and support	1,604	1,870	1,385
Gross profit margin on services and support	29%	56%	37%
Total gross profit	$ 22,612	$ 16,808	$ 13,804
Total gross profit margin	79%	83%	77%

The overall gross profit margin fell in 2003, compared to 2002, largely due to increased service and support costs and an increase in the proportion of revenues made up of lower-margin service and support. In the first quarter of 2003, we reorganized our service and support business to increase the number of people available to provide service and support to our customers. In addition, products tend to be more challenging to implement when they are first introduced. We also incurred additional service costs in the second half of 2003 associated with our new Gateway Edition. Service and support costs consist primarily of the cost of personnel, materials and travel.

In 2003, the gross margin on products increased slightly due to slightly lower materials costs and amortization of capitalized software cost. Product costs consist of manufacturing, packaging and fulfillment costs, amortization of capitalized software and royalties.

In 2002, overall gross margin improved, compared to 2001, primarily due to the increased proportion of high margin product sales in our revenue mix and lower customer service and support costs. Lower service and support costs resulted from improved product usability and a decline in the cost to provide services to our customers. In 2002, we primarily used per diem consultants rather than full time employees to provide training services.

In 2004, we expect gross profit margins to improve for service and support and for products. Improving our service margins will depend on higher utilization of staff. We expect that lower amortization of capitalized software cost, a lower average royalty rate, and a higher proportion of product sales on which we do not pay royalties will contribute to improved product margins. However, overall gross margin is not expected to improve significantly because we expect a higher proportion of services and support in our revenue mix.

Operating Expenses

	Year ended December 31,				
(dollars in thousands)	2003	*Change*	2002	*Change*	2001
Sales and marketing	$ 12,961	*-11%*	$ 14,554	*-26%*	$ 19,701
Research and development	3,500	*17%*	2,985	*-12%*	3,390
General and administrative	4,529	*-5%*	4,776	*-25%*	6,348
Restructuring, lease and asset impairment write-down	(7)	*n/a*	3,365	*29%*	2,608
Total operating expenses	$ 20,983	*-18%*	$ 25,680	*-20%*	$ 32,047

Sales and Marketing Expenses: In 2003, our sales and marketing expenses decreased primarily because some staff formerly classified in sales and marketing became part of our expanded service and support team. Sales and marketing expenses consist principally of salaries and incentive compensation paid to employees engaged in sales and marketing activities, travel costs, tradeshows, conferences, and marketing and promotional materials. At December 31, 2003, we had 30 quota-bearing sales personnel selling to public schools. In 2002, sales and marketing expenses decreased, compared to 2001, primarily due to a decrease in personnel in the marketing department, as well as lower spending on conferences, trade shows and marketing materials.

During 2004, we expect to increase our investment in sales and marketing as we focus on increasing sales in the K-12 market.

Research and Development Expenses: Research and development expenses increased in 2003, compared to 2002, due to increased development activity to complete and release our new Gateway Edition in June 2003. Research and development expenses principally consist of compensation paid to employees and consultants engaged in research and product development activities and product testing, together with software and equipment costs. Research and development expenses decreased in 2002, compared to 2001, due to a reduction in research and development staff as we continued to reduce spending on activities other than improving our core products.

In 2003, no software development costs were capitalized. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. In 2003, costs incurred subsequent to the establishment of technological feasibility were not significant, and were charged to research and development expense. In 2002, $116,000 in software development costs were capitalized compared to $1.2 million in 2001.

We expect research and development expenses to increase in 2004 as we continue to invest in improving our current product suite and introducing new products. Two new products in our Fast ForWord to Reading series are scheduled for launch in 2004.

General and Administrative Expenses: General and administrative expenses decreased in 2003 compared to 2002. This was primarily due to lower personnel and rent expenses of $300,000 and $226,000, as well as an adjustment to our allowance for doubtful accounts to reflect an improvement in our bad debt experience in 2003 of $177,000, partially offset by an increase in legal expense of $260,000, and an increase in consulting expenses of $180,000. General and administrative expenses principally consist of salaries and compensation paid to our executives, accounting staff and other support personnel, as well as travel expenses for these employees, and outside legal and accounting fees. General and administrative expenses decreased in 2002 compared to 2001, primarily because of decreases in personnel and legal costs.

We anticipate that general and administrative expenses will continue to decrease in 2004 as a percentage of revenues, but increase slightly on a dollar basis to support growth in sales.

Restructuring, Lease and Asset Impairment Write Downs: In October 2003, we entered into a lease termination agreement with our landlord to terminate the lease on our Oakland headquarters and entered into a new lease agreement for a reduced amount of space in the same building. The reduction in space is expected to reduce future lease payments by $6.5 million (net of lease termination fees described below) through 2008. Under the lease termination agreement we paid an increased security deposit of $550,000 and lease termination fees totaling $490,000 in 2003. The balance of the lease termination fees of $1.8 million will be paid over the next 12 months. A net credit adjustment of $7,000 was charged to restructuring expense. The adjustment represented an addition to the restructuring reserve of $350,000 for lease and asset impairment charges, offset by a reduction in deferred rent of $357,000 to account for the reduction in space under the new lease agreement.

In 2001, management restructured and consolidated operations to focus on the K-12 market. We recorded a restructuring, lease and asset impairment charge of $2.6 million in operating expenses. This charge included $1.8 million to reflect the value of excess unoccupied office space in our current and former corporate office facilities. For our current facility, the cost included a portion of the lease liability and brokerage fees reduced by estimated sublease income over the remaining lease term. The estimated cost of excess lease facilities and the estimated value of the sublease were based on market information provided by a commercial real estate brokerage firm. The restructuring also resulted in a workforce reduction of approximately 50 employees. We also recorded an asset impairment charge of $361,000 to write down the value of long-lived assets to net realizable value. The write down included the remaining capitalized development cost for the ReWord™ software product, which targeted the aphasic adult market, which is not our focus. We also reduced the value of furniture and leasehold improvements related to excess office space. At December 31, 2001 accrued liabilities included $1.5 million relating to the excess office space and termination benefits.

During 2002, we recorded restructuring charges totaling $3.4 million, reflecting employee severance benefits and rent for excess office space. The restructuring resulted in a workforce reduction of approximately 30 employees and a total charge to operations for severance benefits of $1.1 million. Most of the employees affected by the workforce reduction were located in our Oakland office in the marketing and customer service departments. Due to continued weakness in the commercial real estate market in 2002 we recorded an additional charge for excess office space at our Oakland headquarters of $2.3 million. This charge reflected adjustments to the assumptions on which the 2001 write down for excess office space had been made, including our assumptions about the time period that the excess office space would be vacant and potential sublease terms. We calculated the estimated costs for the additional facilities restructuring charge based on current market information provided by a commercial real estate broker.

The following table sets forth the restructuring activity for the years ended December 31, 2003, 2002 and 2001.

(dollars in thousands)	Lease obligation	Asset write-downs	Severance benefits	Total
Charged to restructuring expense in 2001	$ 1,791	$ 361	$ 456	$ 2,608
Cash paid in 2001	(333)	-	(374)	(707)
Asset write-downs	-	(361)	-	(361)
Accrued restructuring costs, December 31, 2001	1,458	-	82	1,540
Restructuring Charges in 2002	2,306		1,059	3,365
Cash paid in 2002	(759)		(632)	(1,391)
Accrued restructuring costs, December 31, 2002	3,005		509	3,514
Restructuring Charges in 2003	154	196		350
Cash paid in 2003	(1,386)		(509)	(1,895)
Asset write-downs	-	(196)		(196)
Accrued restructuring costs, December 31, 2003	$ 1,773	$ -	$ -	$ 1,773

Other Income from Related Party

During 2003, we recorded $478,000 as other income from a transaction that included the sale and licensing of certain intellectual property, patents and software to Neuroscience Solutions Corporation (NSC). One of our co-founders, a substantial shareholder and board member, is also a co-founder, officer, director and substantial shareholder of NSC. See "Transaction with Neuroscience Solutions" below. Amounts received to date and any future receipts are being reported as other income as we do not consider the sale of these rights to be part of recurring operations. There was no comparable transaction for the same period of 2002 or 2001.

Interest Expense, net

	Year ended December 31,				
(dollars in thousands)	2003	*Change*	2002	*Change*	2001
Interest expense, net	$ (1,209)	*-9%*	$ (1,332)	*26%*	$ (1,053)

Interest expense, net decreased in 2003, compared to 2002, and increased in 2002 compared to 2001. The decrease in 2003 was attributable to lower borrowing in 2003 compared to 2002, and the increase in 2002 was due to increased borrowing in 2002 compared to 2001. In 2004, we expect interest expense, net, to be significantly lower because only $232,000 of deferred financing cost remains to be amortized to interest expense during the year. Deferred financing cost amortized in 2003 was $1.2 million. In 2003, interest expense, net, included $159,000 in interest income primarily from loans to current and former officers.

Provision for Income Taxes

We have recorded no provision for income taxes as we have incurred a net loss for tax purposes since inception. At December 31, 2003, we had net operating loss carryforwards for federal income tax purposes of approximately $71 million. Unutilized net operating loss carryforwards will expire in years 2011 through 2023. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations. Previous or future equity transactions may result in such an ownership change. The annual limitation may result in the expiration of net operating losses before they become available to reduce future tax liabilities. At December 31, 2003, we had approximately $29.7 million of deferred tax assets, comprised primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

Liquidity and Capital Resources

Our cash and cash equivalents were $3.6 million at December 31, 2003, compared to $4.6 million at December 31, 2002 and 2001. During 2002 and 2003 we generated cash flow from operations, which was used to pay down bank borrowing from 2001. At December 31, 2001 we had $10 million outstanding on our bank line of credit; at December 31, 2003 there were no borrowings outstanding under the line. We expect that our cash flow from operations and our current cash balances will be the primary source of the funds for our operations and capital expenditures during 2004. During 2004, we plan to continue to generate positive cash flow from operations and to generate a profit. However, accomplishing these objectives will require us to achieve specific sales targets in the K-12 market. We cannot assure you that we will meet our targets with respect to sales, revenues or operating results.

Net cash provided by operating activities in 2003 was $4.6 million, compared to $3.7 million in 2002. Net cash increased in both 2003 and 2002 primarily because booked sales increased at a faster rate than spending and our collection experience was good. Accounts receivable at year end was $5.1 million in 2003, compared to $4.7 million in 2002 and $5.8 million in 2001. The net cash used in operating activities in 2001 was $12.5 million, primarily from our net loss of $19.3 million, partially offset by an increase in deferred revenue and an increase in the restructuring reserve.

Net cash used in investing activities in 2003 was $959,000, consisting primarily of an increase in non-current assets for the additional deposit of $550,000 under our new lease. In 2002, net cash of $849,000 was provided by investing activities, primarily from the sale of the $1.2 million balance of our portfolio of government securities. In 2001, net cash was provided by the sale of $6.5 million in government securities, partially offset by loans to officers of $3.1 million and investments in property and equipment of $1.4 million and capitalized software development of $1.2 million. Our level of capital expenditures was quite low in both 2003 and 2002, approximately $256,000 and $124,000, respectively. In 2004, we expect that our capital spending will be modestly higher than in 2003 as we continue to upgrade computer equipment and purchase new software to improve operations.

Financing activities used $4.6 million in cash in both 2003 and 2002, primarily to pay down $5 million, net, on our line of credit in both years, partially offset by cash raised from the sale of stock upon option exercises and through our employee stock purchase plan. In 2001, financing activities provided $15.4 million from net borrowings of $10 million and $5.4 million from the issuance of common stock.

Because of the seasonality that affects operations, we may have negative cash flow in particular quarters, particularly the first quarter. We borrowed money for working capital purposes in the first quarter of 2004 and may borrow again from to time. On January 30, 2004 we entered into a revolving line of credit agreement with Comerica Bank. The line totals $7.0 million through July 22, 2004; after that date, the maximum that can be borrowed under the agreement is $5.0 million for the remainder of the term. The line expires on January 14, 2005. The facility is partially secured by a letter of credit provided by WPV, Inc., an affiliate of Warburg, Pincus Ventures, our largest stockholder. The letter of credit is for $4.0 million through May 30, 2004 and $3.0 million from May 31, 2004 to July 30, 2004. The non–guaranteed portion of the line is subject to limitations based on our accounts receivable balance. To further secure the line we granted Comerica a security interest in all of our assets other than our intellectual property, and agreed not to restrict our ability to grant a security interest in our intellectual property. The Bank's security interest is second to the security interest granted to WPV to secure our obligation to reimburse WPV for amounts it is required to pay in the event of a drawdown under the letter of credit. Borrowings under the line are subject to various covenants, which may limit our financial and operating flexibility.

In January 2004 we terminated the $10.0 million revolving loan agreement with Fleet National Bank, which was also guaranteed by WPV, Inc. The guarantee was due to expire in March 2004.

After 2004, we expect that cash flow from operations will continue to be our primary source of funds for the next several years. Again, this will require us to achieve certain levels of sales. If the Company is unable to achieve sufficient levels of cash flow from operations, the Company may seek other sources of debt or equity financing, or may be required to reduce expenses. Reducing the Company's expenses could adversely affect its operations by reducing the resources available for sales, marketing, research or development efforts. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms.

Contractual Obligations and Commitments

We have a non-cancelable lease agreement for our corporate office facilities. In 2003, we renegotiated the lease, terminating the prior agreement and entering into a new lease agreement for a reduced amount of space in the same location. The minimum lease payment under the new agreement on our office facility (excluding lease termination charges) is approximately $78,000 per month through 2008. After 2008, the base lease payment increases at a compound annual rate of approximately 5%. The lease terminates in December 2013.

The following table summarizes our outstanding borrowings and contractual obligations at December 31, 2003 and the effects such obligations are expected to have on our liquidity and cash flow in future periods.

(dollars in thousands)	Total	1 year	1-3 years	4-5 years	Thereafter[1]
Lease termination agreement	$ 1,760	$ 1,760	$ -	$ -	$ -
Non-cancelable operating leases	10,107	940	1,880	1,880	5,407
Minimum royalty payments	1,650	150	300	300	900
Total	$ 13,517	$ 2,850	$ 2,180	$ 2,180	$ 6,307

1. Non-cancelable operating leases expires December 31, 2013. Minimum royalty payments expire in 2014.

Our purchase order commitments at December 31, 2003 are not material.

Loans to Current and Former Officers

In March 2001, we made full recourse loans to certain of our officers, in amounts totaling $3.1 million. The total receivable including accrued interest at December 31, 2003 and 2002 was $3.5 million and $3.4 million, respectively. Accrued interest of $419,000 and $265,000 for the years ended December 31, 2003 and 2002 respectively was included in Other Assets on the Balance Sheet. In 2002, some of these officers left our Company. The Notes are full recourse loans secured by shares of our Common Stock owned by the current and former officers. The loans bear interest at 4.94%. Principal and interest are due December 31, 2005.

Transaction with Neuroscience Solutions Corporation

In September 2003, we signed an agreement with Neuroscience Solutions Corporation ("NSC"), transferring technology to NSC for use in the health field. The transaction includes a license of the patents we own, a sublicense of the patents we license from others, the license of certain software we developed, and the transfer of assets related to certain research projects. All of the rights licensed to NSC are limited to the health field and most are exclusive in that field. We will continue to use the licensed patents and technology in the fields of education and speech and language therapy, and retain all rights to our technology outside of the health field.

We also agreed with NSC that we would license one another certain patents that may be issued in the future, on which royalties would be paid, and that we would provide NSC certain technology transfer, hosting and support services.

NSC is a start-up company located in San Francisco that plans to develop, market, and sell a series of software-based products for healthcare markets based on neuroplasticity research. NSC's first products are expected to focus on addressing issues that commonly arise as a result of aging. Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of our company, is also a founder, director, significant shareholder and officer of NSC.

The terms of the transaction were determined through arms' length negotiations between NSC and us, in which Dr. Merzenich did not participate. We received an initial payment of $500,000 and will be entitled to a 2 to 4% royalty on future products of NSC that use the licensed technology. We were also issued 1,772,727 shares of Series A Preferred Stock in NSC. Because NSC is a start-up venture the shares of which are not actively traded, in our financial statements we have assigned a value of zero to the NSC shares we received.

Application of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, assumptions and judgments. We believe that the estimates, assumptions and judgments upon which we rely are reasonable based upon information available to us at the time. The estimates, assumptions and judgments that we make can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates and actual results, our financial statements would be affected.

The estimates, assumptions and judgments pertaining to revenue recognition, allowance for doubtful accounts, software development costs and long lived assets are the most critical assumptions to understand in order to evaluate our reported financial results. A detailed discussion of our use of estimates, assumptions and judgments as they relate to these polices is presented below. We have discussed the application of these critical accounting policies with the Audit Committee of the Board of Directors.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," (SOP 97-2) as amended by Statement of Position 98-9. SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement; 2) delivery of the product; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. For software orders with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence." Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal price.

Our revenue recognition policy is also based on the Securities and Exchange Commission's Staff Accounting Bulletin 101 (SAB 101), which requires companies that provide an ongoing service to recognize revenue over the term of the services agreement.

Revenues from the licensing of software are recognized as follows: 1) for perpetual licenses purchased with Internet-based participant tracking services, revenue is recognized over a one-year period; 2) for limited term site licenses, revenue is recognized over the life of the license, typically 3 to 12 months; 3) for individual participant licenses, revenue is recognized over the average duration of the product's use, typically 6 weeks; and 4) for perpetual licenses that are not purchased with Internet-based services, revenue is recognized when the product has been shipped, provided that the other criteria stated above are met.

Service and support revenues are derived from a combination of on-site and remote training, implementation, technical and professional services and customer support. Revenue from services is recognized on delivery. Revenue from support is recognized over the contractual support period.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. Typically, 20%-30% of software licenses, services and support invoiced in a particular quarter has been recognized as revenue during that period. This proportion varies with our product mix and is affected by the particular season. For example, in the third quarter, we typically provide a significant portion of the implementation services invoiced during that period as schools begin their year, while a lesser proportion of services invoiced is usually recognized in the second quarter, when many schools close for the summer.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. These estimates are based on historical experience. In 2001 and early 2002, our experience was that bad debt expense was about 2% of revenue. In the later half of 2002 and 2003, our bad debt experience improved significantly to less than 1% of revenue, and in the 4th quarter of 2003, we adjusted our bad debt allowance to reflect the improvement in our experience. To the extent experience requires it, we may in the future again adjust this reserve. Cancellations and refunds are allowed in limited circumstances, and such amounts have not been significant.

Software Development Costs

We capitalize software development cost in accordance with Financial Accounting Standards Board (FASB) No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," under which software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated life of the related product.

Prior to the establishment of technological feasibility we expense all software development cost associated with a product. Technological feasibility is deemed established upon completion of a working version. We estimate the useful life of our developed products to be 3 years.

On an ongoing basis, we evaluate the net realizable value of the capitalized software development cost by estimating the future revenue to be generated from the product and compare this estimate to the unamortized cost of the product. At December 31, 2003 future revenues from sale of products for which development costs remain on the balance sheet are anticipated to exceed the $710,000 of unamortized development costs.

Impairment of Long-Lived Assets

We regularly review the carrying value of loans to current and former officers, capitalized software development costs and property and equipment. We continually make estimates regarding the probability of repayment, future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

See the Notes to our Condensed Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that our revenue recognition policies conform to the requirements of EITF 00-21.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulleting No. 104 "Revenue Recognition" (SAB 104), which updates and summarizes the Commission's views on the application of generally accepted accounting principles to revenue recognition in financial statements. We believe that our revenue recognition policies conform to the requirements of SAB 104.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the rate of interest we will pay on our new revolving credit facility with Comerica Bank. Interest rates on loans extended under that facility are at the bank's prime rate plus 0.5%. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2003 would not have a material affect on our results of operations.

Scientific Learning Corporation
Balance Sheet

(In thousands, except share and per share amounts)	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 3,648	$ 4,613
Accounts receivable, net of allowance for doubtful accounts $139 and $270 at December 31, 2003 and 2002, respectively	5,117	4,867
Prepaid expenses and other current assets	1,134	1,340
Total current assets	9,899	10,820
Property and equipment, net	537	1,198
Notes receivable from current and former officers	3,114	3,114
Other assets	2,004	3,511
Total assets	$ 15,554	$ 18,643
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 481	$ 287
Accrued liabilities	3,832	5,411
Deferred revenue	16,233	13,433
Total current liabilities	20,546	19,131
Borrowings under bank line of credit	-	5,000
Deferred revenue, long-term	1,289	2,151
Other liabilities	285	484
Total liabilities	22,120	26,766
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.001 par value; 40,000,000 shares authorized, 16,150,551 and 15,879,083 shares issued and outstanding at December 31, 2003 and 2002, respectively	74,460	73,771
Accumulated deficit	(81,026)	(81,894)
Stockholders' deficit:	(6,566)	(8,123)
Total liabilities and stockholders' deficit	$ 15,554	$ 18,643

See accompanying notes.

Scientific Learning Corporation
Statement of Operations

(In thousands, except share and per share amounts)	2003	2002	2001
	Year ended December 31,		
Revenues:			
Products	$ 23,225	$ 16,917	$ 14,109
Service and support	5,471	3,369	3,780
Total revenues	28,696	20,286	17,889
Cost of revenues:			
Cost of products	2,217	1,979	1,690
Cost of service and support	3,867	1,499	2,395
Total cost of revenues	6,084	3,478	4,085
Gross profit	22,612	16,808	13,804
Operating expenses:			
Sales and marketing	12,961	14,554	19,701
Research and development	3,500	2,985	3,390
General and administrative	4,529	4,776	6,348
Restructuring charges	(7)	3,365	2,608
Total operating expenses	20,983	25,680	32,047
Operating income (loss)	1,629	(8,872)	(18,243)
Other income from related party	448	-	-
Interest expense, net	(1,209)	(1,332)	(1,053)
Other income (expense), net	-	91	21
Net income (loss)	$ 868	$ (10,113)	$ (19,275)
Basic and diluted net income (loss) per share:	$ 0.05	$ (0.65)	$ (1.64)
Shares used in computing basic net income (loss)	16,006,565	16,641,849	11,777,415
Shares used in computing diluted net income (loss)	16,908,361	16,641,849	11,777,415

See accompanying notes.

Scientific Learning Corporation
Statements of Stockholders' (Deficit) Equity

(In thousands, except share amounts)	Common Stock Shares	Common Stock Amounts	Deferred Compensation	Accumulated Deficit	Stockholders' (Deficit)Equity
Balances at December 31, 2000	11,336,380	$ 64,179	$ (72)	$ (52,506)	$ 11,601
Issuance of common stock under stock option plan	7,395	29	-	-	29
Issuance of common stock under employee stock purchase plan	131,844	373	-	-	373
Issuance of common stock in a private placement, net of offering costs	4,000,000	4,964	-	-	4,964
Issuance of common stock warrants in connection with guarantee of line of credit	-	3,647	-	-	3,647
Amortization of deferred compensation	-	-	72	-	72
Net loss and comprehensive loss	-	-	-	(19,275)	(19,275)
Balance December 31, 2001	15,475,619	73,192	-	(71,781)	1,411
Issuance of common stock under stock option plan	274,471	318	-	-	318
Issuance of common stock under employee stock purchase plan	116,861	119	-	-	119
Compensation charge relating to granting of common stock options	-	122	-	-	122
Stock issued in exchange for services	12,132	20	-	-	20
Net loss and comprehensive loss	-	-	-	(10,113)	(10,113)
Balance December 31, 2002	15,879,083	73,771	-	(81,894)	(8,123)
Issuance of common stock under stock option plan	207,438	264	-	-	264
Issuance of common stock under employee stock purchase plan	52,912	180	-	-	180
Compensation charge relating to granting of common stock options	-	198	-	-	198
Stock issued in exchange for services	11,118	47	-	-	47
Net income and comprehensive income	-	-	-	868	868
Balance December 31, 2003	16,150,551	$ 74,460	$ -	$ (81,026)	$ (6,566)

See accompanying notes

Scientific Learning Corporation
Statement of Cash Flows

(In thousands)	2003	2002	2001
	Year ended December 31,		
Operating Activities:			
Net income (loss)	$ 868	$ (10,113)	$ (19,275)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation	721	1,082	1,262
Amortization of software development costs	763	666	493
Amortization of deferred financing costs	1,215	1,216	984
Stock based compensation	245	142	72
Asset impairment write downs	-	50	360
Changes in operating assets and liabilities:			
Accounts receivable	(250)	887	(1,029)
Prepaid expenses and other current assets	438	(52)	121
Accounts payable	194	(157)	(704)
Accrued liabilities	(1,383)	1,813	2,071
Deferred revenues	1,938	7,986	3,035
Other liabilities	(199)	197	123
Net cash provided by (used in) operating activities	4,550	3,717	(12,487)
Investing Activities:			
Sale of government securities	-	1,169	6,498
Purchases of property and equipment, net	(256)	(124)	(1,445)
Notes receivable from current and former officers	-	-	(3,114)
Increase in capitalized software development costs	-	(116)	(1,153)
(Increase) decrease in other non-current assets	(703)	(80)	126
Net cash (used in) provided by investing activities	(959)	849	912
Financing Activities:			
Proceeds from issuance of common stock, net	444	437	5,367
Borrowings under bank line of credit	2,000	4,000	14,000
Repayments of borrowings under bank line of credit	(7,000)	(9,000)	(4,000)
Net cash (used in) provided by financing activities	(4,556)	(4,563)	15,367
(Decrease) increase in cash and cash equivalents	(965)	3	3,792
Cash and cash equivalents at beginning of year	4,613	4,610	818
Cash and cash equivalents at end of year	$ 3,648	$ 4,613	$ 4,610
Supplemental disclosure			
Interest paid	$ 134	$ 294	$ 432
Supplemental disclosure of noncash investing and financing activities:			
Issuance of common stock warrants in connection with guarantee of line of credit	$ -	$ -	$ 3,647

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Scientific Learning Corporation (the "Company") is the leading provider of neuroscience-based software products that develop underlying cognitive skills required for reading and learning. The Company's Fast ForWord® products are a series of reading intervention products for children, adolescents and adults. We sell primarily to K-12 schools through a direct sales force. The Company also sells to speech and language professionals. To support our products, we provide on-site and remote training and implementation services, as well as technical, professional and customer support and a wide variety of Web-based resources.

The Company was incorporated in 1995 in the State of California and was reincorporated in 1997 in the State of Delaware.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Actual results may differ from those estimated.

Revenue Recognition

The Company derives revenue from the sale of licenses to its software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "*Software Revenue Recognition,*" (SOP 97-2) as amended by Statement of Position 98-9. SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement; 2) delivery of the product; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. For software orders with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence." Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal price.

The Company's revenue recognition policy is also based on the Securities and Exchange Commission's Staff Accounting Bulletin 101 (SAB 101), which requires companies who provide an ongoing service to recognize revenue over the term of the services agreement.

Revenues from the licensing of software are recognized as follows: 1) for perpetual licenses purchased with Internet-based participant tracking services, revenue is recognized over a one-year period; 2) for limited term site licenses, revenue is recognized over the life of the license, typically 3 to 12 months; 3) for individual participant licenses, revenue is recognized over the average duration of the product's use, typically 6 weeks; and 4) for perpetual licenses that are not purchased with Internet-based services, revenue is recognized when the product has been shipped, provided that the other criteria stated above are met.

Service and support revenues are derived from a combination of on-site and remote training, implementation, technical and professional services and customer support. Revenue from services is recognized on delivery. Revenue from support is recognized over the contractual support period.

Notes to Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable

The Company conducts business primarily with public school districts and speech and language professionals in the United States. Ongoing credit evaluations are performed on customers and collateral is generally not required. Allowances for uncollectible accounts are made for potential credit issues based on past experience and management assessment of current risks.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, notes receivable from current and former officers, and accounts payable approximate fair value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("FAS") No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,"* under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. In 2003, costs incurred subsequent to the establishment of technological feasibility were not significant, and were charged to research and development expense. The Company capitalized $116,000 of software development costs for the year ended December 31, 2002. Software costs are amortized to cost of revenues over the estimated useful life of the software, which is three years: amortization was $763,000, $666,000 and $493,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Long-Lived Assets

The Company regularly reviews the carrying value of long-lived assets. We continually make estimates regarding the probability of repayment, future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

Accounting for Stock-Based Compensation

The Company accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), *"Accounting for Stock Issued to Employees"* and complies with the disclosure provisions of SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and SFAS No. 148 ("SFAS 148"), *"Accounting for Stock-Based Compensation – Transition and Disclosure"*. Under APB 25, compensation expense of fixed stock options is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price of the option. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and EITF No. 96-18, *"Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."*

Notes to Financial Statements

Pro Forma Disclosures of the Effect of Stock-Based Compensation

Pro forma information regarding the results of operations and net income (loss) per share is determined as if the Company had accounted for its employee stock options using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model with the following assumptions:

	Year ended December 31, 2003	2002	2001
Weighted average expected life of option	5 years	5 years	5 years
Risk-free interest rate	3.0%	3.0%	4.5%
Dividend yield	0.0%	0.0%	0.0%
Volatility	85%	85%	85%
Weighted average fair value	$2.05	$0.90	$2.51

The Company has elected to use the intrinsic value method in accounting for its employee stock options because, as discussed below, the alternative fair value accounting requires the use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of the estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the Black Scholes valuation model, the Company's net income (loss) and basic and diluted net income (loss) per share would have been changed to the pro forma amounts indicated below:

(In thousands, except share and per share amounts)	Year ended December 31, 2003	2002	2001
Net income (loss), as reported	$ 868	$ (10,113)	$ (19,275)
Add: Stock-based employee compensation expense included in the determination of net income (loss), as reported	-	142	72
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,465)	(2,472)	(3,066)
Net loss, proforma	$ (597)	$ (12,443)	$ (22,269)
Basic and diluted net income (loss) per share, as reported	$ 0.05	$ (0.65)	$ (1.64)
Basic and diluted net loss per share, pro forma	$ (0.04)	$ (0.80)	$ (1.89)

The pro forma impact of options on the net income (loss) for the years ended December 31, 2003, 2002 and 2001, is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $1,000, $4,000, $61,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amount expected to be realized.

Net Income (Loss) per Share

Under the provisions of SFAS No. 128, *"Earnings per Share,"* basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution of securities by adding common stock equivalents to the weighted-average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is antidilutive.

The following table sets forth the computation of net income (loss) per share:

	Year ended December 31,		
(In thousands, except share and per share amounts)	2003	2002	2001
Net income (loss)	$ 868	$ (10,113)	$ (19,275)
Weighted average shares used in calculation of basic net income (loss) per share	16,006,565	15,641,849	11,777,415
Effect of dilutive securities:			
Employee stock options	901,796	-	-
Weighted-average diluted common share	16,908,361	15,641,849	11,777,415
Net income (loss) per common share- basic and diluted:	$ 0.05	$ (0.65)	$ (1.64)

If the Company had reported net income in 2002 and 2001, the calculation of diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 64,000 and 36,000 common equivalent shares (computed using the treasury stock method) related to outstanding stock options not included in the calculations above for the years ended December 31, 2002 and 2001, respectively.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 ("EITF 00-21"), *"Revenue Arrangements with Multiple Deliverables."* EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that its revenue recognition policies conform to the requirements of EITF 00-21.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 "Revenue Recognition" (SAB 104), which updates and summarizes the Commission's views on the application of generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its revenue recognition policies conform to the requirements of SAB 104.

Reclassifications

Certain revenue and cost of revenue items from prior years have been reclassified to conform to the current presentation.

2. Restructuring, Lease and Asset Impairment Write Downs

In October 2003, the Company entered into a lease termination agreement with its landlord to terminate the lease on its Oakland headquarters and entered into a new lease agreement for a reduced amount of space in the same building. The reduction in space is expected to reduce future lease payments by $6.5 million (net of lease termination fees described below) through 2008. Under the lease termination agreement the Company paid an increased security deposit of $550,000 and lease termination fees totaling $490,000 in 2003. The balance of the lease termination fees of $1.8 million will be paid over the next 12 months. A net credit adjustment of $7,000 was charged to operations. The adjustment represented an addition to the restructuring reserve of $350,000 for lease and asset impairment charges, offset by a reduction in deferred rent of $357,000 to account for the reduction in space under the new lease agreement.

The following table sets forth the restructuring activity during the year ended December 31, 2003.

(dollars in thousands)	Accrued restructuring costs December 31, 2002	Restructuring charges	Asset write-down	Cash paid	Accrued restructuring costs December 31, 2003
Lease obligation	$ 3,005	$ 154	$ -	$ (1,386)	$ 1,773
Asset write-down	-	196	(196)	-	-
Severance benefits	509	-	-	(509)	-
Total	$ 3,514	$ 350	$ (196)	$ (1,895)	$ 1,773

In 2002, the Company recorded restructuring, lease and asset impairment charges of $3.4 million in operating expenses. The restructuring resulted in a workforce reduction of approximately 30 employees and a total charge to operations for severance benefits of $1.1 million. All affected employees had been terminated or notified of their severance benefits by December 31, 2002. Most of the employees affected by the workforce reduction were located in the Company's Oakland office in the marketing and customer service departments.

Due to continued weakness in the commercial real estate market in 2002, the Company recorded an additional charge for excess office space at the Company's Oakland headquarters of $2.3 million. This charge reflected adjustments to the assumptions on which the 2001 write down for excess office space had been made, including assumptions about the time period that the excess office space would be vacant and potential sublease terms. The Company calculated the estimated costs for the additional facilities restructuring charge based on current market information provided by a commercial real estate broker. We estimated the $3.0 million accrued at December 31, 2002 would be paid over the next two years.

The following table sets forth the restructuring activity during the year ended December 31, 2002.

(dollar in thousands)	Accrued restructuring costs December 31, 2001	Restructuring charges	Cash paid	Accrued restructuring costs December 31, 2002
Lease obligation	$ 1,458	$ 2,306	$ (759)	$ 3,005
Severance benefits	82	1,059	(632)	509
Total	$ 1,540	$ 3,365	$ (1,391)	$ 3,514

Notes to Financial Statements

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2003	December 31, 2002
Prepaid expenses	$ 781	$ 1,070
Deferred financing	232	-
Product inventory	109	223
Other receivables	12	47
	$ 1,134	$ 1,340

4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2003	December 31, 2002
Computer equipment	$ 3,978	$ 4,233
Office furniture and equipment	1,403	1,439
Leasehold improvements	432	577
	5,813	6,249
Less accumulated depreciation	(5,276)	(5,051)
	$537	$1,198

5. Notes Receivable from Current and Former Officers

Notes receivable from current and former officers was $3.1 million for each of the years ended December 31, 2003 and 2002. The Notes are full recourse loans secured by shares of the Company's Common Stock owned by the current and former officers and bear interest at 4.94%. Principal and interest are due December 31, 2005. Accrued interest of $419,000 and $265,000 at December 31, 2003 and 2002 respectively is recorded in other assets.

6. Other Assets

Other assets consist of the following (in thousands):

	December 31, 2003	December 31, 2002
Software development cost	$ 3,089	$ 3,089
Less accumulated amortization	(2,379)	(1,616)
Software development costs, net	710	1,473
Deferred financing cost, net	-	1,447
Other non current assets	1,294	591
	$ 2,004	$ 3,511

7. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2003	December 31, 2002
Accrued restructuring costs	$1,773	$3,514
Accrued vacation	831	684
Accrued commissions and bonus	930	911
Other accrued liabilities	298	302
	$3,832	$5,411

8. Bank Line of Credit

In 2001, the Company entered into a revolving loan agreement with a bank for an unsecured revolving credit facility in the amount of $15 million expiring June 30, 2004. In October 2003, the credit facility was reduced to $10 million, because the Company did not believe that it needed the full amount of the facility during its remaining term. Borrowings under the loan agreement bear interest at the election of the Company at the rate of LIBOR plus one percent or the bank's "Base Rate". WPV, Inc., an affiliate of Warburg, Pincus Ventures, a significant stockholder of the Company, has provided an unlimited guarantee for the facility. The guarantee would have expired in March 2004. As of December 31, 2003, no borrowings were outstanding under the line of credit.

In January 2004 the line was terminated and a new bank line of credit was obtained. See Note 15.

In consideration of the original guarantee the Company granted a security interest in substantially all of the Company's assets and issued WPV, Inc. a fully vested and non-forfeitable warrant to purchase 1,375,000 shares of common stock of the Company at an exercise price of $8.00. The warrant will expire if unexercised by March 9, 2008. The fair value of the warrant at the date of issuance was $3.6 million and this amount is being amortized as deferred financing costs by a charge to interest expense through July 31, 2004. WPV, Inc. will continue to provide a guarantee on the new line of credit through July 2004.

9. Income Taxes

The Company has made no provision for U.S. federal, U.S. state or foreign income taxes for any periods as the Company has incurred tax losses in all periods and for all jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Net operating loss carryforwards	$ 25,778	$ 26,083
Restructuring reserve	710	506
Capitalized software and development costs	698	670
Deferred revenue	800	860
Research credits carryforwards	811	715
Other	941	683
Total deferred tax assets	29,738	29,517
Valuation allowance	(29,738)	(29,517)
Net deferred tax assets	$ –	$ –

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $221,000 and increased by $3.5 million during the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $71 million, which expire in the years 2011 through 2023, and federal research tax credits of approximately $489,000, which expire in the years 2011 through 2023. The Company also had net operating loss carryforwards for state income tax purposes of approximately $27 million expiring in the years 2004 through 2013, and state research tax credits of approximately $322,000 which carryforward indefinitely.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitation provided by the Internal Revenue Code and a similar state provision. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

10. Stockholders' Deficit

Common Stock

At December 31, 2003, the Company had reserved shares of common stock for future issuance as follows:

Stock Options outstanding	3,045,027
Stock Options available for future grants	652,197
Employee stock purchase plan	304,143
Common stock warrants	1,382,222
	5,383,589

Stock Options

The Company's employee stock option plans provide for the issuance of incentive stock options (ISO) or nonstatutory stock options (NSO) to eligible participants. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Certain options previously granted can be exercised prior to vesting, but, if so exercised, these unvested shares are subject to repurchase by the Company. Options and unvested shares granted generally vest over a period of four years. Options under the employee plans have a maximum term of 10 years. In the event option holders cease to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a 90-day period after termination. The 90-day exercise period is sometimes extended by agreement with the optionee, which could result in a modification charge to operations.

In May 1999, the Company's stockholders approved the 1999 Equity Incentive Plan, which amended and restated the Company's previous stock option plan. 3,292,666 shares of common stock were authorized for issuance under the plan, including shares originally authorized under predecessor plans and shares added to the plan in 2001. In May 2002, the Company's Board of Directors approved and in May 2003, the shareholders subsequently approved, adding 1,350,000 shares to the 1999 Equity Incentive Plan. The total number of shares authorized for issuance under the plan is now 4,642,666. The Board of Directors also approved the 2002 CEO Stock Option Plan in May 2002, which was subsequently approved by the shareholders in May 2003. This plan reserved an aggregate of 470,588 shares for grants of stock options under the plan.

In May 1999, the Company's stockholders approved the 1999 Non-Employee Directors' Stock Option Plan and reserved an aggregate of 75,000 shares of common stock for grants of stock options under the plan. In May 2003, the Company's stockholders approved an increase in the number of shares authorized for issue under the plan from 75,000 shares to a total of 150,000 shares.

A summary of the Company's stock option activity under the plans is as follows:

	Outstanding Options	
	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2000	1,618,274	$ 11.34
Granted	438,826	3.62
Exercised	(7,395)	3.91
Canceled	(396,539)	10.73
Outstanding at December 31, 2001	1,653,166	9.47
Granted	2,239,290	1.63
Exercised	(274,471)	1.15
Canceled	(628,681)	9.35
Outstanding at December 31, 2002	2,989,304	4.20
Granted	501,834	3.08
Exercised	(207,445)	1.27
Canceled	(238,666)	9.85
Outstanding at December 31, 2003	3,045,027	$ 3.76
Vested and exercisable	1,417,970	

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2003:

	Outstanding Options			Vested and Exercisable	
Price Range	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted-Average Exercise Price Per Share
$ 0.2600 – $ 1.3900	1,517,564	$ 1.37	8.36	424,313	$ 1.34
$ 1.4000 – $ 6.1250	1,164,304	$ 3.35	7.89	640,643	$ 3.68
$ 6.2500 – $ 39.8750	363,149	$ 15.11	5.74	353,014	$ 15.23
	3,045,027			1,417,970	

Notes to Financial Statements

Common Stock Warrants

In 2001, the Company issued a fully vested non-forfeitable warrant to purchase 1,375,000 shares of common stock of the Company at an exercise price of $8.00 per share. The warrant was issued to WPV, Inc., an affiliate of a significant stockholder of the Company, in connection with the guarantee of a line of credit to the Company. The warrant is outstanding and will expire if unexercised by March 9, 2008. The fair value of the warrant at the date of issuance was $3.6 million. The value of the warrant was determined using the Black-Scholes model with the following assumptions: a share price of $3.88, volatility of .85, a risk-free interest rate of 4.94%, no dividend yield and an expected life of seven years.

In 1999, the Company issued a fully vested warrant to purchase 7,222 shares of Series D Preferred Stock of the Company at an exercise price of $7.50 per share. The warrant was issued to the placement agent in the Series D Preferred Stock offering and was converted to an equivalent number of common stock on completion of the initial public offering. The warrant expired unexercised in January 2004.

1999 Employee Stock Purchase Plan

In May 1999 the stockholders approved the 1999 Employee Stock Purchase Plan, which became effective upon the completion of the initial public offering of the Company's common stock. The Company initially reserved a total of 350,000 shares of common stock for issuance under the plan. In May 2002, the Company's shareholders approved an additional 350,000 shares for a total of 700,000 shares. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable one-year offering period or the last day of the applicable six-month purchase period. The Company issued 52,912 and 116,861 shares of common stock under the plan during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003, 304,143 shares were available for issuance under the Plan.

11. Commitments

Leases

The Company leases its corporate office facility under a non-cancelable operating lease with a term expiring in 2013. Future minimum payments under this lease as of December 31, 2003 are as follows (in thousands):

2004	$	940
2005		940
2006		940
2007		940
2008		940
2009 and thereafter		5,407
Total minimum lease payments	$	10,107

Rent expense under all operating leases net of sublease income was $1 million, $1.7 million and $2.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

License Agreement
In September 1996, the Company entered into a license agreement with a university for the use of the intellectual property underlying its most significant current products. In exchange for the license, the Company issued 131,192 shares of Series A preferred stock and paid the university a license-issue fee of $200,000. In March 1997, the number of shares of Series A preferred stock issued under the agreement was reduced to 114,526. On completion of the initial public offering these shares were converted to an equivalent number of common shares.

The agreement also provides for additional royalties and milestone payments based upon revenues from products using the licensed technology. Royalty and milestone expenses were $909,000, $723,000 and $635,000 for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in cost of revenues. All milestone payments required under the license have now been paid. Annual minimum guaranteed royalty payments are $150,000.

If the Company loses or is unable to maintain the license agreement during the term of the underlying patents, it would materially harm its business. The university may terminate the license agreement if the Company fails to perform or violates its terms without curing the violation within 60 days of receiving written notice of the violation.

12. Guarantees
The Company generally provides a warranty that its software products substantially operate as described in the manuals and guides that accompany the software for a period of 90 days. The warranty does not apply in the event of misuse, accident, and certain other circumstances. To date, the Company has not incurred any material costs associated with these warranties and has no accrual for such items at December 31, 2003.

13. Employee Retirement and Benefit Plan
The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not presently match contributions by plan participants.

14. Related Party Transaction
On September 30, 2003 the Company entered into an agreement with Neuroscience Solutions Corporation ("NSC") to provide NSC with exclusive rights in the healthcare field to certain intellectual property, patents and software owned or licensed by the Company, along with transfer of certain healthcare research projects. A co-founder, substantial shareholder, and member of the Board of Directors of the Company is a co-founder, officer, director and substantial shareholder of NSC.

The rights were acquired by NSC for a combination of cash, stock and future royalties. NSC paid $500,000 cash, of which $448,000 was recognized at December 31, 2003. The balance will be recognized over the next nine months as services are provided to NSC. Amounts received to date and any future receipts are being reported as other income as the Company does not consider the sale of these rights to be part of its recurring operations. Under the agreement, the Company will receive net royalties between 2% to 4% on products sold by NSC that use the Company's patents or software. We did not record a value for the 1.8 million shares of NSC received in the transaction, because NSC is a private start-up venture, the shares of which have no determinable value.

15. Subsequent Events
On January 30, 2004 the Company entered into a revolving line of credit agreement with Comerica Bank. The line totals $7.0 million through July 22, 2004; after that date, the maximum that can be borrowed under the agreement is $5.0 million. The line expires on January 14, 2005. Borrowing under the line of credit bears interest at prime plus .5%, currently 4.5%. The facility is partially secured by a letter of credit provided by WPV, Inc., an affiliate of Warburg, Pincus Ventures, a significant stockholder of the Company. The letter of credit is for $4.0 million through

May 30, 2004 and $3.0 million from May 31, 2004 to July 30, 2004. The non–guaranteed portion of the line is subject to limitations based on the Company's accounts receivable balance. To further secure the line the Company granted a security interest in granted Comerica a security interest in all of our assets other than our intellectual property, and agreed not to restrict our ability to grant a security interest in our intellectual property.

On January 15, 2004, the Company terminated its $10.0 million revolving loan agreement with Fleet National Bank. This line of credit was also guaranteed by WPV, Inc. The guarantee was due to expire in March 2004.

16. Interim Financial Information (unaudited)

Quarterly financial data (in thousands, except per share amounts)

	2003				
	Quarter ended March 31	Quarter ended June 30	Quarter ended September 30	Quarter ended December 31(1)	Total
Total revenues	$ 6,377	$ 7,357	$ 8,018	$ 6,944	$ 28,696
Gross profit	4,994	5,846	6,373	5,399	22,612
Net (loss) income	(610)	(56)	1,289	245	868
Net (loss) income per share:					
basic	(.04)	(.00)	.08	.02	.05
diluted	$ (.04)	$ (.00)	$ .08	$ .01	$ .05

(1) Includes other income from related party of $448,000.

	2002				
	Quarter ended March 31	Quarter ended June 30	Quarter ended September 30	Quarter ended December 31(1)	Total
Total revenues	$ 3,184	$ 4,449	$ 6,396	$ 6,257	$ 20,286
Gross profit	2,511	3,583	5,374	5,340	6,808
Net loss	(3,862)	(2,926)	(450)	(2,875)	(10,113)
Net loss per share (basic and diluted)	$ (.25)	$ (.19)	$ (.03)	$ (.18)	$ (.65)

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Scientific Learning Corporation

We have audited the accompanying balance sheets of Scientific Learning Corporation (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audit also included the financial statement schedule included in Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Learning Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the selected financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

/s/ERNST & YOUNG LLP

Walnut Creek, California
February 6, 2004

SCIENTIFIC LEARNING CORPORATION
300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 7, 2004

TO THE STOCKHOLDERS OF SCIENTIFIC LEARNING CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of **SCIENTIFIC LEARNING CORPORATION**, a Delaware corporation (the "Company"), will be held on Monday, June 7, 2004, at 10:00 a.m. local time at the Company's principal executive office at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040 for the following purposes:

1. To elect three directors to hold office until the 2007 Annual Meeting of Stockholders.
2. To approve the Company's 1999 Equity Incentive Plan and Milestone Equity Incentive Plan (the "Plans"), as amended to increase the aggregate number of shares authorized for issuance under the Plans by 850,000 shares.
3. To approve the aggregate number of shares reserved under all of the Company's equity incentive and purchase plans in order to comply with California securities laws relating to the aggregate number of shares reserved for issuance under those plans.
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice. The Board of Directors has fixed the close of business on April 13, 2004, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

LINDA L. CARLONI
Vice President, General Counsel
and Secretary

Oakland, California
April 30, 2004

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOUR CONVENIENCE. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM THAT RECORD HOLDER.

SCIENTIFIC LEARNING CORPORATION

300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

June 7, 2004

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Scientific Learning Corporation (sometimes referred to as the "Company" or "Scientific Learning") is soliciting your proxy to vote at the 2004 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 30, 2004 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 13, 2004 will be entitled to vote at the annual meeting. On this record date, there were 16,159,747 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 13, 2004, your shares were registered directly in your name with Scientific Learning's transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 13, 2004, your shares were not in your name, but rather held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of three directors;
- Approval of a proposed 850,000 share increase in the number of shares of common stock authorized for issuance under the Company's 1999 Equity Incentive Plan and Milestone Equity Incentive Plan.
- Approval of the aggregate number of shares reserved under all of the Company's equity incentive and purchase plans, which must be approved by the stockholders in order to comply with California securities laws relating to the aggregate number of shares reserved for issuance under those plans.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may withhold your vote from any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name
If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Scientific Learning. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, if your broker or bank offers this, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 13, 2004.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for director and "For" the other two proposals. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy. If you are not a stockholder of record, you should follow the instructions of your broker or bank. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the meeting in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Scientific Learning's Secretary at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 31, 2004, to Scientific Learning's Secretary at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040. If you wish to submit a proposal that is not to be included in next year's proxy materials or to nominate a director, you must do so between February 7 and March 9, 2005. If you wish to suggest a candidate to be nominated by the Board of Directors at next year's annual meeting, you must contact the Board's Nominating and Corporate Governance Committee no later than December 7, 2004. You are also advised to review the Company's Bylaws and the Board's Director Nominations process, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For," "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal, except Proposal 3. For Proposal 3, broker non-votes will have the same effect as "Against" votes.
If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. We believe that Proposal 1 will be considered a discretionary item and that Proposals 2 and 3 will be considered nondiscretionary items.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2 (to increase the number of shares under the Company's 1999 Equity Incentive and Milestone Equity Incentive Plans) must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3 (to approve the aggregate number of shares reserved under all the Company's equity plans) must receive a "For" vote from two-thirds (2/3) of the outstanding shares

entitled to vote at the meeting. If you do not vote, or "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have the same effect as "Against" votes.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 16,159,747 outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote (or one is submitted for you) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2004.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's Restated Certificate of Incorporation and Bylaws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

The Board is presently composed of eight members. There are three directors in the class whose term of office expires in 2004. Of the nominees for election to this class, all are currently directors of the Company. Dr. Martin was previously elected by the stockholders. Mr. Blanchard was recommended for election to the Company's Board by Mr. Holstrom, a non-management director of the Company. Mr. Bowen is the Company's Chairman and Chief Executive Officer. If elected at the Annual Meeting, each of the nominees will serve until the 2007 annual meeting and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. The Company's policy is to invite all directors to attend the Annual Meetings of the Company's stockholders, but their attendance is not required. Mr. Bowen and Dr. Tallal attended the 2003 Annual Meeting. Historically, few if any stockholders other than employees have attended the Annual Meeting in person.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, with ages shown as of March 31, 2004.

NOMINEES FOR ELECTION FOR A 3-YEAR TERM EXPIRING AT THE 2007 ANNUAL MEETING

Robert C. Bowen

Robert C. Bowen, age 62, joined us as Chairman and Chief Executive Officer in June 2002. From 1989 to 2001, he served as a senior executive and officer of National Computer Systems. His last assignment there, from 1995 to 2001, was as President of NCS Education, a leading provider of enterprise software for K-12 school districts. NCS was acquired by Pearson, PLC in 2000. After retiring from NCS in 2001, Mr. Bowen consulted for various businesses in education until joining us. Previously, Mr. Bowen held senior executive positions with other leading education and publishing companies, including 17 years with McGraw-Hill. Early in his career, Mr. Bowen was a high school math teacher, a coach, and a school district administrator. Mr. Bowen received his bachelor's and master's degrees from the University of Tennessee, Chattanooga.

Joseph B. Martin

Joseph B. Martin, MD, PhD, age 65, became a member of our Board of Directors in July 2000. He has served as the Dean of the Faculty of Medicine and Caroline Shields Walker Professor of Neurobiology and Clinical Neuroscience at Harvard Medical School since 1997. From 1993 to 1997, Dr. Martin was the Chancellor of the University of California, San Francisco ("UCSF"). Since 1997, he has served as trustee of the Massachusetts Biomedical Research Corporation. Dr. Martin is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Martin also serves as a director of Cytyc Corporation and Baxter International Inc. He holds a BS from Eastern Mennonite College, an MD from the University of Alberta and a PhD in Anatomy from the University of Rochester.

Edward Vermont Blanchard, Jr.

Edward Vermont Blanchard, Jr., age 52, joined us as a director in November 2002. Mr. Blanchard worked in investment banking for Merrill Lynch & Co. from 1986 through 1999, from 1990 through 1999 as a Managing Director. His principal assignment from 1995 through 1999 was as senior mergers and acquisitions banker advising Merrill Lynch on its own potential strategic acquisitions, divestitures and opportunities. After leaving Merrill Lynch, during 1999 and 2000, Mr. Blanchard served as Executive Vice President – Strategy & Acquisitions for Bankrate

Inc., which provides an on-line service for comparing rate information from providers of financial services. During 2000 and 2001, Mr. Blanchard served as Director, Strategic Finance for IntelliTax, a web-based income tax preparation services company. Currently, Mr. Blanchard serves as a director of VidiSolutions, Inc., a New York-area early-stage software technology company. Mr. Blanchard is a trustee of The Chapin School, Ltd. and a trustee of the American Folk Art Museum. Mr. Blanchard holds a BA from Harvard College and an MBA from the University of North Carolina at Chapel Hill.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2005 ANNUAL MEETING

Dr. Michael M. Merzenich, age 61, is one of our founders. He has been a director since inception and served as our Chief Scientific Officer from November 1996 to January 2003. From January 1996 to November 1996, Dr. Merzenich served as the Chief Executive Officer and President of the Company. During 1997, Dr. Merzenich worked full-time with the Company during a sabbatical from his faculty position at UCSF. In January 1998, Dr. Merzenich returned to his faculty position at UCSF. Since 1971, Dr. Merzenich has been a member of the faculty, and since 1980 a full professor, in Neuroscience, Physiology, Biomedical Engineering and Otolaryngology at UCSF. He is currently the Francis A. Sooy Professor of Otolaryngology at UCSF. Dr. Merzenich has more than 25 years of experience in managing large, multidisciplinary brain science/behavior/engineering research projects, many of which have led to commercial products and numerous publications and awards. In May 1999, Dr. Merzenich was elected a member of the National Academy of Sciences for distinguished and continuing achievements in original research. Dr. Merzenich holds a BS in General Science from the University of Portland and a PhD in Physiology from The Johns Hopkins University, with additional training from the University of Wisconsin.

Rodman W. Moorhead III, age 60, has been a director since June 1998. Mr. Moorhead has been employed since 1973 by Warburg Pincus, a global private equity firm (or its predecessors), where he currently serves as Managing Director and Senior Advisor. Mr. Moorhead was nominated to our Board in accordance with rights held by Warburg Pincus Ventures ("Ventures"), relating to an equity agreement. As long as Ventures owns a requisite percentage of outstanding shares of common stock, the Board must nominate Mr. Moorhead, or another individual designated by Ventures and reasonably acceptable to the Board, and use its best efforts to cause Mr. Moorhead or such other individual to be elected to the Board. See "Certain Transactions." Mr. Moorhead is a director of Chancellor Beacon Academies, Inc., Coventry Health Care, Inc., ElderTrust, 4GL School Solutions and Transkaryotic Therapies, Inc. He is a trustee of The Taft School and a member of the Overseers' Committee on University Resources at Harvard College. Mr. Moorhead holds an AB in Economics from Harvard College and an MBA from Harvard Business School.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2006 ANNUAL MEETING

Ajit M. Dalvi, age 61, has been a director since July 2000. He is a former senior media executive and recognized cable industry expert in business, marketing and branding strategy. Mr. Dalvi is currently a consultant for several media companies including Cox Communications, Inc. He joined Cox Communications in 1982 as its first Marketing Director. He served for 17 years on Cox's senior management team and retired as the Senior Vice President for Strategy and Programming in June 1999. Mr. Dalvi holds a BA from the University of Bombay and an MBA from the Indian Institute of Management.

Carleton A. Holstrom, age 68, is one of our founders and has been a director since February 1996. From February 1996 to January 1997, Mr. Holstrom also served as our Chief Financial Officer. Mr. Holstrom retired in 1987 as Senior Vice President-Finance of The Bear Stearns Companies. He is a director of Custodial Trust Company, a trustee of Pitcairn Funds, and a trustee, overseer or director of a number of non-profit organizations. Mr. Holstrom has served as a member of the Board of Trustees and Board of Governors of Rutgers, the State University of New Jersey, including as chairman and vice-chairman of both. He is currently a member of the Board of Overseers of the College of Letters and Science at the University of Wisconsin-Madison. Mr. Holstrom holds a BS in Economics from University of Wisconsin-Madison and an MA in Economics from Rutgers.

Dr. Paula A. Tallal, age 56, is one of our founders. She has served as a director since inception. She also served as our Executive Vice President from January 1996 until December 2000 and as Chairman of the Board of Directors from January 1996 until November 2000. During 1997, Dr. Tallal worked full-time with us during a sabbatical from her faculty position at Rutgers. In January 1998, Dr. Tallal returned to her faculty position at Rutgers, but continues to consult with us pursuant to a consulting agreement. Since 1988, Dr. Tallal has served as co-director of the Center for Molecular and Behavioral Neuroscience at Rutgers. In 2001, Dr. Tallal was named a Board of Governors Professor in Neuroscience by Rutgers University. Dr. Tallal is an active participant in many scientific advisory boards and governmental committees for both developmental language disorders and learning disabilities. Dr. Tallal has over 25 years experience managing multi-site, multi-disciplinary federally funded contracts and grants that have resulted in over 150 publications, as well as national and international honors. Dr. Tallal holds a BA in Art History from New York University and a PhD in Experimental Psychology from Cambridge University with additional training from The Johns Hopkins University.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under The Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. After review of all relevant transactions and relationships between each director, or certain of his or her family members, and the Company, its senior management and its independent auditors, the Board affirmatively has determined that Mr. Blanchard, Mr. Dalvi, Mr. Holstrom, Dr. Martin, and Mr. Moorhead are independent directors within the meaning of the applicable Nasdaq listing standards.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met six times during the last fiscal year. All directors except Dr. Martin attended at least 75% of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively.

Our Board has four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Science and Research Committee. The following table provides membership and meeting information for 2003 for each of the Board committees:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Science and Research Committee
Robert C. Bowen			Ex-officio	
Edward Vermont Blanchard, Jr.	Chair(1)			
Ajit Dalvi	Member			Member
Carleton A. Holstrom	Member(1)	Member	Member	
Joseph B. Martin, MD, PhD				Chair
Michael M. Merzenich, PhD				Member
Rodman W. Moorhead III		Chair	Chair	
Paula A. Tallal, PhD			Member	Member
Total meetings in 2003	9	4	2	2

(1) Mr. Blanchard was selected as Chair of the Audit Committee in January 2004. Mr. Holstrom was Chair of the Audit Committee throughout 2003.

Below is a description of each committee of the Board of Directors. The charter of each committee can be found at our corporate web site, on the World Wide Web, at scientificlearning.com/corporategovernance.

Audit Committee

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; confers with management and the independent auditors regarding the scope and quality of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. The Board has adopted a written Amended and Restated Audit Committee Charter, a copy of which is attached as Appendix 1 to these proxy materials.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. The Board of Directors has determined that Mr. Blanchard and Mr. Holstrom each qualifies as an "audit committee financial expert," as defined in applicable SEC rules, based on a qualitative assessment of their knowledge and experience.

Compensation Committee

The Compensation Committee of the Board of Directors oversees the Company's compensation policies, plans and programs. The Compensation Committee reviews and approves the Company's overall compensation strategy, including corporate performance goals and objectives relevant to the compensation of the Company's executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; considers the recommendation of the Company's Chief Executive Officer and makes all determinations with respect to the compensation and other terms of employment of the other executive officers; makes recommendations to the full Board with respect to compensation of the members of the Board of Directors; and administers the Company's stock option and purchase plans and other similar programs. The Committee also has a One Person Stock Option Committee, which is composed of Mr. Bowen and may award stock options to employees who are not officers, subject to numerical limits and other parameters established by the Compensation Committee from time to time. The Board of Directors has determined that all members of the Company's Compensation Committee are independent, as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors oversees the director nomination process and the Company's corporate governance functions. The Committee has the primary responsibility for identifying, reviewing and evaluating candidates to serve as directors of the Company, consistent with criteria approved by the Board. The Committee recommends to the Board candidates for election to the Board of Directors, makes recommendations to the Board regarding the membership of the committees of the Board, and assesses the independence of directors. The Board has determined that Mr. Holstrom and Mr. Moorhead are independent, as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards; Dr. Tallal is not independent.

Mr. Bowen serves on the Committee in an advisory, non-voting capacity.

The Board has established guidelines for evaluating nominees for director. The qualifications that the Board seeks include: the highest standards of personal and professional ethics and integrity; demonstrated excellence and leadership in the candidate's field of endeavor; commitment to, and experience and expertise in, strategic and independent thinking; and a demonstrated ability to ask critical questions and to exercise sound business judgment. The Board seeks to include a diverse spectrum of expertise and experience, with each director bringing to the Board experience or knowledge in one or more fields that contributes to the effectiveness of the Board. The Board also considers the candidate's commitment to staunchly representing the long-term interests of the Company's stockholders, as well as the candidate's willingness and ability to devote sufficient time to carrying out his or her duties and responsibilities and to serve on the Board for at least five years. The Board may modify these guidelines from time to time and will consider other factors as appropriate.

The Nominating and Corporate Governance Committee will seek nominees through a variety of sources, including suggestions by directors and management, business contacts of Committee members and other directors, and such other sources as the Committee believes appropriate. The Committee may also retain a search firm if the Committee believes that to be appropriate. The Committee will consider the general guidelines summarized above, the current composition of the Board, which areas of qualification and expertise would best enhance the composition of the Board, the experience, expertise and other qualifications of candidates, the number of other commitments of candidates, whether the candidate would qualify as independent under applicable rules, and such other considerations as the Committee believes to be appropriate. The Committee has the flexibility to determine the most appropriate interviewing and referencing process. The Committee recommends nominees to the independent members of the Board. A majority of the independent members of the Board select the nominees. These nominations are then submitted for ratification by the full Board.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. To date, the Committee has not received any director nominee from stockholders, other than from stockholders who are directors. The Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. The Committee will also evaluate whether candidates suggested by stockholders are identified with any particular issue to such an extent that their ability to effectively represent all of the stockholders on a broad variety of issues might be compromised. Stockholders who wish to recommend individuals for consideration by the Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Secretary at the Company's principal executive office at least six months before the next annual meeting. Submissions must include the candidate's name, contact information and biographical information; a description of any relationships between the stockholder making the suggestion and the candidate; any information that would be required to be disclosed about the candidate in the proxy statement if the candidate is nominated by the Board; the candidate's consent to a background review by the Committee and to being included in the proxy statement if nominated; and the name and contact information of the stockholders suggesting the nominee, and the number of shares of the Company's stock held by those stockholders.

Science and Research Committee

The Science and Research Committee of the Board provides guidance and oversight with respect to the scientific and research activities of the Company and reviews and approves the Company's strategy and policy on scientific and research matters. The Committee reviews the Company's research plans, ongoing research projects, interactions with academic and independent research organizations, research resources, and presentation of the results of research. The Committee also provides input on emerging science that may impact the Company's products and market and reviews the Company's policies on research matters, including policies relating to ethics, research misconduct, and human subjects.

Stockholder Communications with the Board of Directors

The Company's Board has adopted a formal process by which stockholders may communicate with the Board or any director. This information is available on the Company's web site on the World Wide Web at scientificlearning.com/corporategovernance.

CODE OF ETHICS

The Company has adopted the Scientific Learning Corporation Policies on Business Ethics, which apply to all officers, directors and employees. The policies are available on our web site at the address stated above. If the Company makes any substantive amendments to these Policies or grants any waiver from the Policies to any executive officer or director, the Company may disclose the nature of the amendment or waiver on its web site.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

This Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee oversees the financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal and disclosure controls. In fulfilling its oversight responsibilities, the Audit Committee reviews the audited financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2003 with management. In addition, the Audit Committee discussed with Ernst & Young LLP, our independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees).

The Audit Committee has also received and reviewed the written disclosure letter from Ernst & Young LLP regarding the auditors' independence, as required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed the independence of Ernst & Young LLP with them.

Based upon this review and discussion, the Audit Committee has recommended to the Board of Directors that the Company's audited financial statements for the year ended December 31, 2003 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

From the members of the Audit Committee of Scientific Learning Corporation.

Edward Vermont Blanchard, Jr., Chair
Ajit M. Dalvi
Carleton A. Holstrom

PROPOSAL 2
APPROVAL OF 1999 EQUITY INCENTIVE PLAN AND MILESTONE EQUITY INCENTIVE PLAN, AS AMENDED

In May 1999, the Board adopted, and the stockholders subsequently approved, the Company's 1999 Equity Incentive Plan (the "Incentive Plan"), which is an amended, restated and retitled version of the Company's 1996 Equity Incentive Plan. In February 2003, the Board adopted, and the stockholders subsequently approved, the Company's Milestone Equity Incentive Plan (the "Milestone Plan"). The Incentive Plan and the Milestone Plan (collectively, the "Plans") share a pool of shares. If shares are issued under the Incentive Plan, they are no longer available for issuance under the Milestone Plan. Likewise, if shares are issued under the Milestone Plan, they are no longer available for issuance under the Incentive Plan. As a result of a series of amendments, as of March 1, 2004, there were 4,642,666 shares of Common Stock reserved for issuance under the Plans, not including shares submitted to stockholder approval in this Proposal 2.

As of March 1, 2004, awards (net of canceled or expired awards) covering an aggregate of 4,305,881 shares of the Company's Common Stock had been granted under the Incentive Plan. No awards had been granted under the Milestone Plan. As a result, shares of Common Stock equaling only 336,875 (plus any shares that might in the future be returned to the Plans as a result of cancellations or expiration of awards) remained available for future grant under the Plans.

In January 2004, the Board amended the Plans, subject to stockholder approval, to increase the number of shares of Common Stock authorized for issuance by 850,000 shares from 4,642,666 shares to a total of 5,492,666 shares. The Board adopted this amendment in order to ensure that the Company could continue to grant stock options at levels determined appropriate by the Board to attract and retain the services of key employees. Stockholders are requested in this Proposal 2 to approve the Plans, as amended.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**

THE ESSENTIAL FEATURES OF THE PLANS, AS AMENDED, ARE OUTLINED BELOW:

GENERAL

The Plans provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonuses and restricted stock purchase awards (collectively "awards"). Incentive stock options granted under the Plans are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the Code. Stock appreciation rights granted under the Incentive Plan may be tandem rights, concurrent rights or independent rights. See "Federal Income Tax Information" for a discussion of the tax treatment of awards. To date, the Company has granted stock options and stock bonuses under the Incentive Plan. No awards have been granted under the Milestone Plan. On March 31, 2004, the closing price of the Company's Common Stock as reported on the Nasdaq SmallCap Market was $6.14 per share.

PURPOSE

The Board adopted the Incentive Plan so that the Company and its affiliates may retain the services of employees, directors and consultants, secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates. All of the approximately 130 employees of the Company, as well as its directors and consultants and those of its affiliates, are eligible to participate in the Incentive Plan.

The Milestone Plan is intended to allow the Company greater flexibility in granting options with milestone vesting or other vesting arrangements than under the Incentive Plan. Due to changes in the Incentive Plan required by applicable California securities laws, options granted under the Incentive Plan must vest at a rate of at least 20% per year. Because this minimum vesting requirement is not included in the Milestone Plan, the Milestone Plan was not included in the permit obtained by the Company in order to comply with applicable California securities laws (as discussed in Proposal 3). Accordingly, the Company intends to rely on alternative exemptions provided by California securities laws (including under Section 25102(f) of the California Corporations Code) for awards granted under the Milestone Plan, which exemptions typically are available only for awards granted to senior employees. The Company estimates that approximately 35 of the employees, directors and consultants of the Company and its affiliates are eligible to participate in the Milestone Plan.

ADMINISTRATION

The Board has delegated administration of the Plans to the Compensation Committee of the Board. Except as described below and subject to the provisions of the Plans, the Compensation Committee has the power to construe and interpret the Plans and to determine the persons to whom and the dates on which awards will be granted, the number of shares of Common Stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award. A single-person non-officer stock option committee, composed of Mr. Bowen, the Company's Chief Executive Officer, is authorized to administer the issuance of stock options under the Incentive Plan to non-senior executive employees, subject to parameters established by the Compensation Committee. As used herein with respect to the Plans, the "Board" refers to any committee the Board appoints as well as to the Board itself. The regulations under Section 162(m) of the Code require that the directors who serve as members of the Compensation Committee must be "outside directors." The Plans provide that, in the Board's discretion, directors serving on the committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from Compensation Committee directors who are (i) current employees of the Company or an affiliate; (ii) former employees of the Company or an affiliate receiving compensation for past services (other than benefits under tax-qualified pension plan); (iii) current and former officers of the Company or an affiliate; (iv) directors currently receiving direct or indirect remuneration from the Company or an affiliate in any capacity (other than as a director); and (v) any other person who is otherwise not considered an "outside director" for purposes of Section 162(m).

STOCK SUBJECT TO THE PLANS

Subject to stockholder approval of this Proposal, 5,492,666 shares of Common Stock are reserved for issuance under the Plans. If awards granted under the Plans expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such awards again become available for issuance under the Plans.

ELIGIBILITY

Incentive stock options and related stock appreciation rights may be granted under the Plans only to employees of the Company and its affiliates. Employees, directors, and consultants of both the Company and its affiliates are eligible to receive all other types of awards under the Plans. Eligibility under the Milestone Plan is subject to additional limitations as described under "Purpose" above.

No incentive stock option or nonstatutory stock option may be granted under the Plans to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Incentive Plan and all other such plans of the Company and its affiliates) may not exceed $100,000.

No employee may be granted during any calendar year options and stock appreciation rights exercisable for more than 1,000,000 shares of Common Stock under the Incentive Plan or more than 1,000,000 shares of Common Stock under the Milestone Plan (the "Section 162(m) Limitation").

TERMS OF OPTIONS

The following is a description of the permissible terms of options granted under the Plans. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. Under the Incentive Plan, the exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock subject to the option on the date of grant and, in some cases (see "Eligibility" above) may not be less than 110% of such fair market value. Under the Milestone Plan, the exercise price of nonstatutory options may be set by the Board. If options were granted with exercise prices below fair market value, deductions for compensation attributable to the exercise of such options could be limited by Section 162(m) of the Code. See "Federal Income Tax Information."

The exercise price of options granted under the Plans must be paid either in cash at the time the option is exercised or at the discretion of the Board, (i) by delivery of other Common Stock of the Company, (ii) pursuant to a deferred payment arrangement, or (iii) in any other form of legal consideration acceptable to the Board.

Option Exercise. Options granted under the Plans may become exercisable in cumulative increments ("vest") as determined by the Board. Shares covered by currently outstanding employee options under the Incentive Plan generally vest at the rate of 1/48th per month during the participant's employment by the Company or an affiliate (collectively, "service"). Different vesting schedules, including fully vested options, are frequently used for consultants and have been used from time to time for employees. Shares covered by options granted in the future under the Plans may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may be vested or exercised. In addition, options granted under the Plans may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows the Company to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing the Company to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned Common Stock of the Company or by a combination of these means.

Term. The maximum term of options under the Plans is 10 years, except that in certain cases (see "Eligibility") the maximum term may be five years. Options under the Plans generally terminate three months after termination of the participant's service unless (i) such termination is due to the participant's permanent and total disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, or within three months after termination of such service, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. A participant may designate a beneficiary who may exercise the option following the participant's death. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service.

TERMS OF STOCK BONUSES AND PURCHASES OF RESTRICTED STOCK

Payment. The Board determines the purchase price under a restricted stock purchase agreement, subject to the general limitation that the price be not less than 85% of the fair market value of the stock. The purchase price of stock acquired pursuant to a restricted stock purchase agreement under the Plans must be paid at the time of purchase either in cash at or at the discretion of the Board, (i) by delivery of other Common Stock of the Company, (ii) pursuant to a deferred payment arrangement, or (iii) in any other form of legal consideration acceptable to the Board. The Board may award stock bonuses in consideration of past services without a purchase payment.

Vesting. Shares of stock sold or awarded under the Plans may, but need not be, subject to a repurchase option in favor of the Company in accordance with a vesting schedule as determined by the Board.

Restrictions on Transfer. Rights under a stock bonus or restricted stock purchase agreement generally may not be transferred..

STOCK APPRECIATION RIGHTS

The Plans authorize three types of stock appreciation rights.

Tandem Stock Appreciation Rights. Tandem stock appreciation rights are tied to an underlying option and require the participant to elect whether to exercise the underlying option or to surrender the option for an appreciation distribution equal to the market price of the vested shares purchasable under the surrendered option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of tandem stock appreciation rights must be made in cash.

Concurrent Stock Appreciation Rights. Concurrent stock appreciation rights are tied to an underlying option and are exercised automatically at the same time the underlying option is exercised. The participant receives an appreciation distribution equal to the market price of the vested shares purchased under the option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of concurrent stock appreciation rights must be made in cash.

Independent Stock Appreciation Rights. Independent stock appreciation rights are granted independently of any option and entitle the participant to receive upon exercise an appreciation distribution equal to the market price of a number of shares equal to the number of share equivalents to which the participant is vested under the independent stock appreciation right less the fair market value of such number of shares of stock on the date of grant of the independent stock appreciation right. Appreciation distributions payable upon exercise of independent stock appreciation rights may, at the Board's discretion, be made in cash, in shares of stock or a combination thereof.

RESTRICTIONS ON TRANSFER

The participant may not transfer an incentive stock option other than by will or by the laws of descent and distribution. During the lifetime of the participant, only the participant may exercise an incentive stock option. The participant may not transfer nonstatutory stock options other than by will or by the laws of descent and distribution, or if the option agreement so provides. Shares subject to repurchase by the Company under an early exercise stock purchase agreement may be subject to restrictions on transfer that the Board deems appropriate. Stock appreciation rights are generally not transferable.

ADJUSTMENT PROVISIONS

Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend or stock split, may result in a change in the class and number of shares of Common Stock subject to the Plans and outstanding awards. In that event, the Plans will be appropriately adjusted as to the class and the maximum number of shares of Common Stock subject to the Plans and the Section 162(m) Limitation, and outstanding awards will be adjusted as to the class, number of shares and price per share of Common Stock subject to such awards.

EFFECT OF CERTAIN CORPORATE EVENTS

The Plans provide that, in the event of a dissolution, liquidation, sale of substantially all of the assets of the Company, specified types of merger, or other corporate reorganization (each, a "change in control"), any surviving corporation will be required to either assume awards outstanding under the Plans or substitute similar awards for those outstanding under the Plans. If any surviving corporation declines to assume outstanding awards or to substitute similar awards, then, with respect to participants whose service has not terminated, the vesting and the time during which such awards may be exercised will be accelerated and the awards will terminate if the participants do not exercise them before the change in control. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

DURATION, AMENDMENT AND TERMINATION

The Board may suspend or terminate the Plans without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate on May 17, 2009 and the Milestone Plan on February 25, 2013.

The Board may also amend the Plans at any time or from time to time; however, no amendment will be effective unless approved by the stockholders of the Company within 12 months before or after its adoption by the Board if the amendment would (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the Plans to satisfy Section 422 of the Code, if applicable, or Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")); (ii) increase the number of shares reserved for issuance upon exercise of awards; or (iii) change any other provision of the Plans in any other way if such modification requires stockholder approval in order to comply with Rule 16b-3 of the Exchange Act or satisfy the requirements of Section 422 of the Code or any securities exchange listing requirements. The Board may submit any other amendment to the Plans for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

FEDERAL INCOME TAX INFORMATION

Incentive Stock Options. Incentive stock options under the Plans are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or the Company by reason of the grant or exercise of an incentive stock option; however, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss equal to the difference between the sales price and the exercise price of the stock.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain upon the disqualifying disposition will be a capital gain, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, the Company will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options, Restricted Stock Purchase Awards And Stock Bonuses. Nonstatutory stock options, restricted stock purchase awards and stock bonuses granted under the Plans generally have the following federal income tax consequences:

There are no tax consequences to the participant or the Company by reason of the grant. Upon acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the acquisition date over the purchase price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed upon receipt of the stock. With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules apply to participants who acquire stock subject to repurchase options who are subject to Section 16(b) of the Exchange Act.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right, but upon exercise of the stock appreciation right the fair market value of the shares (or cash in lieu of shares) received must be treated as compensation taxable as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, the Company is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, the Company will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the participant.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

Compensation attributable to restricted stock and stock bonuses will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount--or formula used to calculate the amount--payable upon attainment of the performance goal).

STOCK AWARDS UNDER THE PLANS TO SPECIFIED PERSONS AND GROUPS

The following table shows, as of March 1, 2004, the number of shares subject to stock options granted to specified persons and groups under the Incentive Plan since its inception. No awards have been granted under the Milestone Plan.

Name of Person or Group	**No. of Shares subject to Stock Options granted under the Incentive Plan**
Robert C. Bowen Chairman of the Board and Chief Executive Officer	1,350,000
Glenn G. Chapin Vice President, Education Sales	115,000
Jane A. Freeman Sr. Vice President, Chief Financial Officer and Treasurer	220,000
Linda L. Carloni Vice President, General Counsel and Secretary	117,500
Steven L. Miller Sr. Vice President, Research and Outcomes	319,416
All current executive officers as a group	2,405,416
All current directors who are not executive officers as a group	33,332
All employees other than executive officers, as a group (net of cancellations to terminated employees, and excluding non-cancelled options for 854,226 shares to former executive officers)	840,833

In addition, certain of our non-employee directors have received shares under the Incentive Plan in payment of their annual compensation, in the following amounts: Dr. Martin, a nominee for director, 8,630 shares; Mr. Blanchard, a nominee for director, 7,480 shares; and all current directors who are not executive officers as a group, 23,250 shares.

PROPOSAL 3
APPROVAL OF AGGREGATE NUMBER OF SHARES RESERVED UNDER PLANS

Because the Company's securities are not presently listed on the Nasdaq National Market, issuances of securities by the Company are not currently exempt from applicable state securities laws. In 2003, the Company applied for and received permits from the state of California for the Incentive Plan and certain of its other employee and director equity plans (the "California Permits") in order to comply with applicable California securities regulations. If the Company continues to be subject to the permit requirement, the Company intends to again apply for a permit with respect to the increase in the number of shares under the Incentive Plan that is submitted for approval by the stockholders in Proposal 2.

In connection with obtaining the California Permits, the Company has been required to comply with §260.140.45 of Title 10 of the California Code of Regulations, which states in part that the number of securities issuable upon exercise of all outstanding options, plus the number of securities called for under any bonus or similar plan or agreement, plus certain outstanding warrants shall not exceed 30% of the then-outstanding securities of the Company on an as-if-converted basis ("the Percentage Limitation") unless a higher percentage limitation is approved by the holders of at least two-thirds of the outstanding securities entitled to vote.

In addition to the Incentive Plan and the Milestone Plan, the Company also has adopted three other equity incentive plans, the 1999 Employee Stock Purchase Plan (the "Purchase Plan"), the 1999 Non-Employee Director Stock Option Plan (the "Directors' Plan"), and the 2002 CEO Stock Option Plan (the "CEO Plan"). The following table shows, as of March 1, 2004, subject to stockholder approval as applicable, (i) the total number of shares reserved for issuance pursuant to the Incentive Plan, Purchase Plan, Directors' Plan, Milestone Plan and CEO Plan (collectively, the "Equity Plans") (less options exercised under the Plans and shares purchased under the Purchase Plan), and (ii) the number of shares issuable upon exercise of certain outstanding warrants, which under the applicable rules must be included in the Percentage Limitation calculation. The "Adjusted Total" figure equates to approximately 39% of the Company's outstanding securities as of March 1, 2004.

Name of Plan	Shares Reserved
Incentive and Milestone Plans (1)	5,492,666
(Less options exercised and stock bonus shares issued under the Incentive Plan)	(1,149,705)
Purchase Plan	700,000
(Less shares purchased under the Purchase Plan)	(395,857)
Directors' Plan	150,000
CEO Plan	470,588
(Less options exercised under the CEO Plan)	(423,190)
Subtotal:	4,844,772
Outstanding Warrants (2)	1,375,000
Adjusted Total:	6,219,502

(1) As discussed in greater detail in Proposal 2, shares available for issuance under the Incentive Plan and the Milestone Plan are part of a single pool. Shares available for issuance under either Plan are subject to an offset for any shares underlying outstanding grants under the other Plan.

(2) Pursuant to §260.140.45 of Title 10 of the California Code of Regulations, certain outstanding warrants are counted towards the 30% Percentage Limitation. For a description of the terms applicable to these warrants, which are held by Warburg, Pincus Ventures, our major stockholder, see "Certain Transactions."

At the 2003 Annual Meeting, the stockholders approved an aggregate of 5,783,862 shares reserved under the Equity Plans and an increase in the Percentage Limitation to 37%. At the 2004 Annual Meeting, the Company is seeking approval of the increased aggregate number of shares reserved under the Equity Plans, which results from the increase in the shares authorized under the Incentive and Milestone Plans described in Proposal 2. This increased number of shares results in the need to increase the Percentage Limitation to 39%, which the Company believes will provide the Board with the flexibility it requires to provide the proper incentives to its employees, directors and consultants.

Stockholders are requested in this Proposal 3 to approve (a) the increase in the aggregate number of shares authorized under all of the Company's equity plans, which results from the increase in the shares authorized for the Incentive Plan and the Milestone Plan, as further described in Proposal 2, and (b) the resulting increase in the Percentage Limitation to 39%. If this Proposal 3 is not approved and the Company remains subject to California permit requirements, then the Company will be unable to grant options under the Incentive Plan for the increased number of shares thereunder using the qualification created by a California permit. The Company will only be able to grant options for the increased number of shares under exemptions from the California securities laws, which are limited and generally may be used only in connection with grants made to more senior employees. If the Company becomes relisted on the Nasdaq National Market and becomes exempt from the California permit requirement, then the Company will be able to continue to issue options to a broad group of employees that may exceed the Percentage Limitation, whether or not Proposal 3 is approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

The 1999 Employee Stock Purchase Plan (the "Purchase Plan") provides a means by which employees can purchase the Company's Common Stock through payroll deductions. Substantially all of the Company's employees are eligible to participate. At March 1, 2004, 395,587 shares had been purchased under the Purchase Plan and 304,413 shares remained available for future grant. The Purchase Plan is implemented by offerings of rights. The maximum length for an offering under the Purchase Plan is 27 months. As implemented by the Company, each offering is typically one year in duration and is divided into two "purchase periods" of six months in duration. The purchase price at which shares are sold under the Purchase Plan is the lower of (a) 85% of the fair market value of a share of Common Stock on the date of commencement of the offering, or (b) 85% of the fair market value of a share of Common Stock on any purchase date. Participants are taxed on amounts withheld for the purchase of shares, and recognize no taxable income until the shares' disposition. If Purchase Plan stock is disposed of more than two years after the beginning of the offering period and more than one year after the stock is purchased, then the lesser of (a) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (b) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price will be treated as ordinary income. If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. If the stock is disposed of for less than fair market value, the same amount of ordinary income is attributed to the participant and a capital loss is recognized in an amount equal to the difference between the sales price and the fair market value on the exercise date. In any case, any further gain or loss will be taxed as a capital gain or loss. There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the Purchase Plan. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant.

The 1999 Non-Employee Director Stock Option Plan (the "Directors' Plan") provides for automatic stock option grants to each director of the Company who is not an employee of the Company or any affiliate, or a holder or representative of the holder of 10% or more of the Company's capital stock. As of March 1, 2004, there were 150,000 shares of Common Stock reserved for issuance under the Directors' Plan. Upon first being elected or appointed to the Board, a new member of the Board who is a non-employee director is granted an option to purchase 5,000 shares of the Company's Common Stock. On each anniversary of the Company's initial public offering, each eligible non-employee director is granted an option to purchase 5,000 shares of the Company's Common Stock. Each option under the Directors' Plan has an exercise price of 100% of the fair market value of the stock on the date of the grant, has a term of five years and is fully vested and exercisable at the time of grant. The exercise price of options granted under the Directors' Plan must be paid (i) in cash at the time the option is exercised; (ii) by delivery of other Common Stock of the Company; and/or (iii) pursuant to a cashless exercise program. Options under the Directors' Plan are nonstatutory stock options, with the same tax attributes as nonstatutory options granted under the Incentive Plan.

The 2002 CEO Stock Option Plan (the "CEO Plan") was adopted principally to provide a means by which a newly-hired chief executive officer could be granted stock options or other stock awards. At March 1, 2004, 47,398 shares remain available for issuance under the CEO Plan, out of the total 470,588 shares of Common Stock originally reserved. The Company currently has no plans to grant additional awards under the CEO Plan. Were the Company to grant awards under the CEO Plan, approximately 35 of the Company's current employees would be eligible, together with current or future consultants and any newly-hired employees, officers or directors. The CEO Plan provides for the grant of only nonstatutory stock options, stock bonuses and restricted stock purchase awards. The principal terms of the CEO Plan are similar to those of the Milestone Plan, with the following exceptions: the CEO Plan is presently administered by the Board, rather than by the Compensation Committee and the exercise price of options may not be less than 85% of fair market value.

The tax consequences applicable to options granted under the Directors' Plan and the CEO Plan are described in Proposal 2 above.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	3,045,027	$3.77	956,340(2)

(1) All of the Company's equity compensation plans have been approved by the stockholders.

(2) This figure does not include the proposed 850,000 share reserve increase under the Incentive and Milestone Plans, which is the subject of Proposal 2. If the stockholders approve Proposal 2 and the share reserve increases were included in this figure, the number of securities remaining available for issuance under equity compensation plans would increase to 1,806,340.

INDEPENDENT AUDITORS

Ernst & Young LLP has audited the Company's financial statements since its inception in 1996. Representatives of Ernst & Young are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2003 and 2002 by Ernst & Young. Certain amounts from fiscal 2002 have been reclassified to conform to new presentation requirements.

	Fiscal Year Ended	
	2003	**2002**
Audit Fees (annual audit, reviews of quarterly financial statements, reviews of SEC filings)	$140,000	$126,000
Audit-related Fees (accounting consultations, internal controls and compliance with accounting and reporting standards)	19,000	24,000
Tax Fees (preparation of federal, state and local returns, consultations with respect to tax planning and compliance issues)	29,000	30,000
All Other Fees	0	0
Total Fees	$188,000	$180,000

All fees described above were approved by the Audit Committee prior to engagement of the auditor to perform the service. None of the services provided above were pre-approved pursuant to the "de minimis exception" to the requirements of pre-approval for permitted non-audit services, set forth in Rule 2-01 of SEC Regulation S-X.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves the audit and non-audit services rendered by Ernst & Young. Generally, the Committee pre-approves particular services in the defined categories of audit services, audit-related services, tax services and other non-audit services, specifying the maximum fee payable with respect to that service. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but as of March 1, 2004, has not been so delegated.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young is compatible with maintaining the auditor's independence.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Stock as of March 1, 2004 by: (i) each director and nominee for director; (ii) each executive officer named in the Summary Compensation Table below ("Named Executive Officer"); (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

	Shares Beneficially Owned (1)	
Beneficial Owner	**Number**	**Percent**
Warburg, Pincus Ventures, LP (2) 466 Lexington Avenue New York, NY 10017	9,036,638	51.5%
Robert C. Bowen (3)	776,540	4.7
Edward Vermont Blanchard, Jr. (4)	158,480	1.0
Ajit M. Dalvi (5)	25,000	*
Carleton A. Holstrom (6)	303,771	1.9
Dr. Joseph B. Martin (7)	35,630	*
Dr. Michael M. Merzenich (8)	562,615	3.5
Rodman W. Moorhead III (2)(9)	9,036,638	51.5
Dr. Paula A. Tallal (10)	592,356	3.7
Glenn G. Chapin (11)	80,535	*
Jane A. Freeman (12)	144,951	*
Linda L. Carloni (13)	80,309	*
Dr. Steven L. Miller (14)	392,518	2.4
All directors and executive officers as a group (16 persons) (15)	12,630,370	68.9%

*Less than one percent

(1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 16,154,988 shares outstanding on March 1, 2004, adjusted as required by rules promulgated by the SEC.

(2) Includes 7,661,638 shares owned and 1,375,000 shares issuable upon the exercise of immediately exercisable warrants issued in March 2001. The stockholder is Warburg, Pincus Ventures, L.P. ("WPV"). Warburg Pincus & Co. ("WP") is the sole general partner of WPV. WPV is managed by Warburg Pincus LLC ("WP LLC"). Mr. Moorhead, a director of the Company, is a managing director and member of WP LLC and a general partner of WP. Mr. Moorhead may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by WPV.

(3) Includes 457,790 shares owned by Mr. Bowen and 318,750 shares subject to stock options that are or will be exercisable by April 29, 2004.

(4) Includes 130,480 shares held by Mr. Blanchard, 3,000 shares held by his children and 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Blanchard's children are beneficiaries. Also includes 10,000 shares subject to exercisable stock options.

(5) Includes 25,000 shares subject to exercisable stock options.

(6) Includes 109,456 shares held directly by Mr. Holstrom and 154,315 shares held by the Holstrom Family Partnership. Also includes 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Holstrom is a trustee. Mr. Holstrom disclaims beneficial ownership of the securities held in this trust. Includes 25,000 shares subject to exercisable stock options.

(7) Includes 10,630 shares owned by Dr. Martin and 25,000 shares subject to exercisable stock options.

(8) Includes 27,954 shares held in joint account by Dr. Merzenich and his spouse, 111,313 shares held by the Merzenich Charitable Remainder Trust, 418,348 shares held by the Merzenich Family Trust and 5,000 shares subject to exercisable stock options.

(9) All shares indicated as owned by Mr. Moorhead are included because of his affiliation with the Warburg Pincus entities. Mr. Moorhead disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. See Note 2 above.

(10) Includes 454,023 shares held directly by Dr. Tallal, 133,333 shares held by the Colleen Osburn Trust, for which Dr. Tallal serves as trustee, and 5,000 shares subject to exercisable stock options. Dr. Tallal disclaims beneficial ownership of the shares held by the trust within the meaning of Rule 13d-3 under the Exchange Act.

(11) Includes 12,411 shares held by Mr. Chapin and 68,124 shares subject to stock options that are or will be exercisable as of April 29, 2004.

(12) Includes 17,245 shares held by Ms. Freeman and 127,706 shares subject to exercisable stock options that are or will be exercisable as of April 29, 2004.

(13) Includes 3,536 shares held by Ms. Carloni and 76,772 shares subject to stock options that are or will be exercisable as of April 29, 2004.

(14) Includes 355,521 shares held by Dr. Miller, 323,120 shares of which have been pledged as collateral for a loan made by the Company to him. See "Certain Transactions" for a further description of this transaction. Also includes 1,600 shares held by Dr. Miller's minor children and 35,397 shares subject to stock options that are or will be exercisable as of April 29, 2004.

(15) Includes the information in notes (1) through (14), as applicable. Also includes for other executive officers included in the group: 308,511 shares held by such officers, 41,400 shares held in charitable remainder trusts, 620 shares held by an officer's minor child, and 90,496 shares subject to stock options that are or will be exercisable by April 29, 2004.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with except that one report, covering an option grant to Ms. Carloni on February 24, 2003, was filed five days late.

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Each non-employee director of the Company who is not a representative of a major stockholder receives annual compensation plus meeting fees. The annual compensation is $10,000 paid, at the individual director's direction, either in cash or in shares of Common Stock of the Company issued pursuant to the Incentive Plan. The number of shares to be received is determined by dividing $10,000 by the fair market value of the Common Stock on the date of the award. Upon joining the Company, each director also receives a pro-rated portion of a year's annual compensation. The meeting fees are $1000 for each regular Board meeting attended in person and $500 for each regular Board meeting attended by telephone, for each special Board meeting attended, and for each committee meeting attended. These meeting fees may be paid, at the individual director's option, in cash or, starting in August 2003, in shares of common stock. If meeting fees are paid in stock, they are paid in July for the preceding August through July period, and the number of shares is determined by dividing the cash amount of the meeting fees by the average Common Stock price at the regular meeting dates over that period. In the fiscal year ended December 31, 2003, fees paid to directors totaled $48,500 and 17,000 shares of Common Stock. Members of the Board are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy. In July 2003, our two founder directors became eligible for annual compensation, meeting fees, and the Directors' Plan options described below.

Each non-employee director who is not a representative of a major stockholder of the Company also receives nonstatutory stock option grants under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Code. Option grants under the Directors' Plan are non-discretionary. Each eligible director is automatically granted an option to purchase 5,000 shares upon each anniversary of our initial public offering during his or her service as a non-employee director. Any individual who becomes an eligible director is automatically granted an initial grant of 5,000 shares upon first being elected to the Board. No other options may be granted under the Directors' Plan. All options granted under the Directors' Plan are fully vested and exercisable when granted. The exercise price of options granted under the Directors' Plan is equal to the fair market value of the common stock subject to the option on the date of the option grant. The term of options granted under the Directors' Plan is five years. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, each option either will be assumed or an equivalent option will be substituted by the successor corporation or will terminate prior to the change of control if not assumed or substituted. The acceleration of purchase rights in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

During the last fiscal year, on July 22, 2003, the Company granted options under the Directors' Plan to directors Blanchard, Dalvi, Holstrom, Martin, Merzenich and Tallal for 5,000 shares each, at an exercise price per share of $4.20. The exercise price of each option was equal to the fair market value of such Common Stock as of the date of grant (calculated under the plan as the closing sales price reported for the day prior to the date of grant). As of March 1, 2004, no options had been exercised under the Directors' Plan.

In September 1996, we entered into consulting agreements with Dr. Merzenich and Dr. Tallal. These agreements were extended for an additional year on the same terms as were applicable in 2001, and expired on December 31, 2002. The amounts paid to Dr. Merzenich or Dr. Tallal under their consulting agreements did not exceed $35,000 each in 2002. Dr. Merzenich's consulting for the Company stopped in January 2003, and he received minimal compensation for 2003. Dr. Tallal has continued consulting for the Company under a new agreement, and was paid $72,000 in consulting fees for 2003.

EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2001, 2002 and 2003, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and the Named Executive Officers:

	Annual Compensation (1)			Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary($)**	**Bonus($)**	**Securities Underlying Options (2)(#)**	**All Other Compensation ($)**
Robert L. Bowen (3)	2003	$275,000	$130,630	—	
Chairman of the Board and Chief Executive Officer	2002	158,477	80,000	1,773,190	—
Glenn G. Chapin (5)	2003	192,500	84,690	25,000	
Vice President, Education	2002	170,000	93,870	20,000	—
Sales	2001	117,256	45,500	50,000	—
Jane A. Freeman (4)	2003	190,000	72,150	30,000	
Senior Vice President, Chief	2002	190,000	37,671	30,000	—
Financial Officer and Treasurer	2001	180,000	—	50,000	—
Linda L. Carloni	2003	180,000	57,380	25,000	
Vice President, General	2002	180,000	35,689	7,500	—
Counsel and Secretary	2001	180,000	—	—	—
Steven L. Miller	2003	175,000	53,180	20,000	
Sr. Vice President, Research	2002	175,000	33,910	7,500	
And Outcomes	2001	175,000	—	—	

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees and various perquisites and other personal benefits received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) Except certain options granted to Mr. Bowen, all option grants in this table were under the Incentive Plan and have a term of 10 years. The option grants listed in the table above for 2001 and 2003 vest as to 1/48th of the total shares on a monthly basis from the date of grant, except that with respect to recently-hired optionees, no shares vest until after the first year of employment, when 25% of the total option vests. The option grants listed in the table above for 2002 (other than to Mr. Bowen) vested 50% six months after grant and the other 50% in equal monthly installments over the next six months. The exercise price per share of each such option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. See "Employment Agreement" for a discussion of options granted to Mr. Bowen.

(3) Mr. Bowen joined the Company in June 2002 to serve as the Company's Chief Executive Officer and Chairman of the Board.

(4) Ms. Freeman was promoted to Senior Vice President in January 2004.

(5) Mr. Chapin joined the Company as Vice President in charge of sales to K-12 schools in April 2001.

Stock Option Grants and Exercises

The Company has granted options to its executive officers under its 1999 Equity Incentive Plan (the "Incentive Plan") and under the 2002 CEO Plan (the "CEO Plan"). As of March 1, 2004, options to purchase a total of 3,156,176 shares were outstanding under the Incentive Plan and options to purchase 336,785 shares remained available for grant thereunder (not including the 850,000 shares presented for stockholder approval in Proposal 2). As of March 1, 2004, there were no options outstanding under the CEO Plan and options to purchase 47,398 shares remained available for grant thereunder. In the event of specified changes in control, all outstanding options under these plans either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for these awards, the vesting provisions of these stock awards will be accelerated and these stock awards will be terminated upon the change in control if not previously exercised. In the event of an acquisition of securities representing at least 50% of our combined voting power, the vesting of stock awards will be accelerated immediately upon the occurrence of this event. The acceleration of purchase rights in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

The following tables show, for the fiscal year ended December 31, 2003, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (4)	
Name	**Number of Securities Underlying Options Granted (#) (1)**	**% of Total Options Granted to Employees in Fiscal Year (2)**	**Exercise Or Base Price ($/Sh) (3)**	**Expiration Date**	**5% ($)**	**10% ($)**
Mr. Bowen	—	—	—	—	—	—
Mr. Chapin	25,000	5.92%	$1.90	2/23/13	$29,872	$75,703
Ms. Freeman	30,000	7.11%	$1.90	2/23/13	$35,847	$90,843
Ms. Carloni	25,000	5.92%	$1.90	2/23/13	$29,872	$75,703
Dr. Miller	20,000	4.74%	$1.90	2/23/13	$23,898	$60,562

(1) The options described above were granted under our Incentive Plan and have a term of 10 years, subject to earlier termination upon termination of employment. For the vesting of such options, see note 2 to the Summary Compensation Table.

(2) Based on an aggregate of 422,150 shares subject to options granted to our employees in 2003, including the Named Executive Officers.

(3) The exercise price per share of the options was equal to the fair market value of the common stock on the date of grant, determined under the Incentive Plan.

(4) The potential realizable value is based on the term of the option at its time of grant, in this case, ten years. The potential realizable value is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's common stock and no gain to the optionee is possible unless the stock price increases over the option term.

The following table sets forth for each of the Named Executive Officers the number of shares received upon exercise of options during 2003, the aggregate dollar value realized upon such exercise, and the number and value of securities underlying unexercised options held by such Named Executive Officer at December 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTIONS VALUES

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003 (1)	
Name	**Shares Acquired on Exercise (#)**	**Value Realized ($)(2)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Robert C. Bowen	160,590	$179,620	287,500	1,062,500	$1,037,875	$3,835,625
Glenn G. Chapin	—	—	60,624	34,376	$137,269	$83,231
Jane A. Freeman	—	—	117,083	47,917	$212,500	$144,500
Linda L. Carloni	—	—	70,114	27,386	$41,645	$61,355
Steven L. Miller	—	—	30,936	21,564	$38,415	$49,085

(1) Based on the difference between the exercise price and the fair market value of the common stock at close of market on December 31, 2003, which was $5.00.

(2) In accordance with the rules of the SEC, the calculation is based on the difference between the exercise price and the fair market value of the common stock at exercise. Actual value realized, if any, is dependent on when the shares obtained on exercise of the option are sold.

Employment Agreement

On May 31, 2002, the Company entered into an Executive Employment Agreement with Mr. Bowen (the "Bowen Agreement") relating to his employment with the Company as its Chief Executive Officer. The key terms and conditions of this agreement are as follows:

Salary. The Bowen Agreement provides for payment of an annualized base salary of $275,000 (the "Base Salary"), subject to standard payroll and withholding deductions.

Bonus. The Bowen Agreement originally provided that for each of 2002 and 2003, assuming Mr. Bowen is acting as CEO at the end of the applicable year, Mr. Bowen was eligible for a bonus as follows: (i) 25% of the Base Salary for meeting minimum goals as established in writing by the Board; (ii) an additional 25% of the Base Salary for exceeding those goals by an amount defined by the Compensation Committee ("the Business Plan"); and (iii) up to an additional 50% of the Base Salary, with no minimum, as determined by the Board. The Bowen Agreement originally provided further that for 2004 and thereafter, Mr. Bowen would be eligible for a bonus as follows: (x) 50% of the Base Salary for meeting the Business Plan, (y) an additional 25% of the Base Salary for exceeding, by an amount defined by the Compensation Committee, the Business Plan; and (z) up to an additional 25% of the Base Salary, with no minimum, as determined by the Board. For 2003 and future years, the Board and Mr. Bowen have amended the Bowen agreement so that Mr. Bowen's bonus will not be based on the Bowen Agreement, but will be determined under the Management Incentive Plan for the applicable year that also covers a broad group of the Company's management.

Equity Compensation. Pursuant to the Bowen Agreement, the following options were granted to Mr. Bowen on June 4, 2002: (i) a nonstatutory stock option under the Incentive Plan to purchase 750,000 shares of the Company's Common Stock at $1.39 per share (the "Performance Option"). This option vests in full on June 4, 2008, subject to acceleration as to one-quarter of the shares if the Company's stock trades for 10 consecutive market trading days above $7.50. This option vests as to an additional one-quarter of the shares if the Company's stock trades for 10 consecutive market trading days above each of $10.00, $15.00 and $20.00; (ii) a nonstatutory stock option under the Incentive Plan to purchase 100,000 shares of the Company's Common Stock at $1.39 per share, which was fully vested on the date of grant; (iii) a nonstatutory stock option under the CEO Plan to purchase 423,190 shares of the Company's Common Stock at $1.1815 per share, which was fully vested on the date of grant; and (iv) a nonstatutory stock option under the Incentive Plan to purchase 500,000 shares of the Company's Common Stock at $1.39 per share. One-quarter of the shares subject to this option vested on June 4, 2003 and the remaining shares vest monthly thereafter over the next 36 months.

Effect of a Change of Control. For purposes of the Bowen Agreement, a Change of Control is generally defined as (i) the approval of a plan of complete dissolution or liquidation, or (ii) subject to certain exclusions and limitations, any transaction as a result of which Warburg Pincus L.P., together with its affiliates, holds a smaller percentage of the outstanding voting power of the Company than any other investor. Upon a Change of Control, assuming Mr. Bowen's employment with the Company has not earlier terminated, all shares underlying options granted to Mr. Bowen shall be exercisable in full, with the exception of unvested shares underlying the Performance Option; *provided, however* that in connection with a Change of Control in which the consideration per share paid to holders of the Company's Common Stock exceeds one or more of the vesting price targets, shares underlying the Performance Option will be exercisable as if such vesting price targets were met, without regard to the consecutive market trading day requirement. The acceleration of purchase rights in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Termination. If Mr. Bowen is terminated without cause (as defined in the Bowen Agreement) prior to May 31, 2008, Mr. Bowen shall receive severance benefits in the amount of the lesser of (i) two times Mr. Bowen's annual base salary or (ii) the base salary Mr. Bowen would have earned had he continued his employment until May 31, 2008. If Mr. Bowen is terminated for cause (as defined in the Bowen Agreement), Mr. Bowen will be entitled to no severance benefits under the Bowen Agreement.

Non-interference. While employed by the Company and for two years thereafter, Mr. Bowen agrees not to (i) solicit or otherwise cause any employee of the Company to terminate employment with the Company in order to become affiliated with a competitor of the Company or (ii) solicit the business of any customer of the Company that was, within a year of Mr. Bowen's termination, listed on the Company's customer list.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

This Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Compensation Committee is responsible for overseeing the Company's overall compensation policies and programs on behalf of the Board. As part of its duties, the Compensation Committee is responsible for determining the compensation of the Company's Chief Executive Officer and, after reviewing the CEO's compensation recommendations for the Named Executive Officers, for determining the compensation for those Officers. As part of this process, the Compensation Committee, with input from other Board members, also evaluates the performance of the Company's Chief Executive Officer and reviews the CEO's evaluation of the Named Executive Officers. The Compensation Committee also administers the Company's 1999 Equity Incentive Plan, with responsibility for granting awards under the plan to the Company's executive officers and to other eligible individuals. A One Person Stock Option Committee, composed of Mr. Bowen, the Company's Chief Executive Officer, is authorized to grant stock options to non-senior executive employees, subject to numerical limits and other parameters established by the Compensation Committee from time to time. The Committee's current practice is to determine officer compensation at its first regular meeting of each year.

Compensation Philosophy

The goals of the Company's compensation program are to align compensation with business objectives and performance. The Committee seeks to attract, retain and motivate the highest quality executive officers, by providing appropriate levels of risk and reward, in proportion to individual contribution and performance. The Committee also seeks to establish appropriate incentives for management to further the Company's long-term strategic plan and enhance long-term stockholder value, while avoiding undue emphasis on short-term market value. Key elements of this philosophy are as follows:

- The Company pays competitively with similarly sized technology companies in the San Francisco Bay Area, periodically using commercially available compensation surveys to compare its practices with others. The Company compares its compensation with this group of companies because they are the principal entities with which the Company competes for talent, rather than the stock price performance peer group, which is more disparate in size and geography.

- The Company provides short-term incentives to its executive officers and other management employees through the use of cash bonuses. The Company began a cash bonus program for its executive officers for 2000, and has adopted a Management Incentive Plan for its officers and other management employees each year thereafter.

- The Company provides significant long-term incentives for executives and other key employees through the use of equity incentives to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as owners and not just as employees.

- The Committee believes that officers generally should receive total compensation at approximately median levels for comparable technology companies.

2003 Executive Compensation

Base Salary. The Committee annually reviews the executive officers' base salaries. When reviewing base salaries, the Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge, and competitive pay practices. In general, the Company sets its salaries for executive officers, including the CEO, at levels it believes are necessary to attract and retain excellent personnel

For 2003, the Committee determined that generally the executive officer base salaries should remain at the same levels as in 2002, because the Company had not turned profitable during 2002, and in light of the overall downturn in the economy, particularly among technology employers in the San Francisco Bay Area. In February 2003, the Committee, at the recommendation of the Chief Executive Officer, approved a salary increase for one officer to adjust for a decrease in the incentive compensation available to that officer for meeting but not exceeding applicable goals.

In January 2004, the Committee raised the base salaries of most of its executive officers. The average raise was 4% of annual base salary, effective April 1, 2004. Generally, continuing officer base salaries had remained unchanged since January 2001, other than the 2003 increase described above and a 9% increase to one officer effective in September 2001.

Cash Incentive Compensation. In February 2003 the Committee approved the Company's 2003 Management Incentive Plan. The Plan provided for payment of cash bonuses to officers, director-level employees and selected manager-level employees upon the achievement of Company and individual goals.

The Plan required the Company to achieve an operating profit for 2003 in order for any bonuses to be paid under the Plan. Provided that the Company achieved an operating profit, bonuses became payable 70% upon achievement of shared goals relating to booked sales and operating cash flow and 30% upon individual goal performance. The subjective determination of individual goal performance is based both on individual goals specified separately for each person and closely related to the individual's area of responsibility, and on the individual's contribution to adding value for shareholders, customers and employees.

The Plan provided that officers were eligible to receive a bonus of between 30% and 50% of base salary if the 100% target level of all goals was achieved and between 60% and 100% if the maximum overachievement level of all goals was achieved.

The Company achieved the operating profitability trigger specified in the Plan and overachieved the operating cash flow goal. Generally, the Company did not achieve the booked sales goal needed for payment of a bonus for the sales goal. However, Mr. Chapin, our Vice President, Education Sales, was assigned a booked sales goal that was lower than the general goal and was based only on K-12 sales, as part of a transition between his 2002 compensation plan and the 2003 Plan. The Company achieved a sufficient level of K-12 sales so that Mr. Chapin did receive a bonus based on booked sales. Approximately $747,420 in bonuses under the 2003 Management Incentive Plan was paid in March 2004 to officers and to director and manager-level employees.

In January 2004, the Committee approved a similar Management Incentive Plan for 2004. Company goals for 2004 relate to operating income and booked sales.

Long-Term Incentives. Stock options typically have been granted to executive officers when the executive first joins the Company, on a periodic basis to provide additional long-term incentives, in connection with a significant change in responsibilities, and, occasionally, to bring an executive's equity position in line with the Company's overall compensation philosophy. The number of shares covered by each stock option is based upon anticipated future contributions, past performance, levels of responsibility, prior experience, breadth of knowledge and competitive option practices, as well as the current equity position of the executive.

In January 2004 and February 2003, the Committee evaluated the level of outstanding equity incentives for its executive officers, taking into account competitive conditions and the exercise price of outstanding options. Based on this evaluation, the Committee determined that it was appropriate to grant additional stock options to each of its executive officers (other than Mr. Bowen) to provide an increased level of equity-based long-term incentive. All of these stock options were granted at the fair market value of the underlying stock on the date of grant and vest in monthly installments over four years.

Corporate Performance and Chief Executive Officer Compensation

Mr. Bowen joined the Company as its Chief Executive Officer in June 2002.

In January 2004, the Committee reviewed Mr. Bowen's salary and determined that it should remain the same. Mr. Bowen's salary had been determined when he joined the Company taking into account the level of responsibility he would be undertaking at the Company, his extensive and highly successful prior experience in K-12 education, his breadth of knowledge, and competitive pay practices. The Committee determined that Mr. Bowen's annual salary level of $275,000 remained appropriate.

Mr. Bowen's 2002 employment agreement also provided for a potential discretionary bonus. For 2003 and following years, however, Mr. Bowen and the Compensation Committee have agreed that Mr. Bowen's bonus will instead be determined in accordance with the Management Incentive Plan for the year. The 2003 Management Incentive Plan is described above. Under that Plan, in March 2004, Mr. Bowen received a bonus of $130,630, which was tied to the operating cash flow goal as well as personal goal achievement. As discussed above, Mr. Bowen was not paid any bonus based on the booked sales goal.

When Mr. Bowen joined the Company in 2002, the Committee determined to offer Mr. Bowen a significant portion of his compensation in stock options, in order to align Mr. Bowen's interests with those of the stockholders and to motivate him over the long term to respond to the Company's business challenges and opportunities as an owner. In total, in 2002, the Committee granted Mr. Bowen options to purchase 1,350,000 shares. Of these options, approximately 24% were granted in a fully vested option, with an exercise price at a 15% discount to then-current market, and with an exercise term of only one year. The Committee intended this option to encourage Mr. Bowen to promptly acquire a substantial ownership stake in the Company. As of March 1, 2004, Mr. Bowen had exercised all of that option and he continues to hold the exercised shares. An additional 42% of Mr. Bowen's options were granted in an option with a vesting schedule that accelerates upon the achievement of certain target levels of market price for the Company's common stock. These target levels range from $7.50 to $20.00 per share, significantly in excess of the Company's per share price at the time Mr. Bowen was hired and still in excess of the Company's per share price on March 1, 2004. This option is intended to provide additional motivation for Mr. Bowen to substantially increase stockholder value and to make significant compensation conditioned on achieving such an increase. The Committee has not granted Mr. Bowen any additional options since his hiring.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1.0 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1.0

million may be deducted if it is "performance-based compensation" within the meaning of the Code.
The Compensation Committee believes that stock options granted under the Company's 1999 Equity Incentive Plan and Milestone Equity Incentive Plan with an exercise price at least equal to the fair market value of the Company's common stock on the date of grant shall be treated as "performance-based compensation." Provisions contained in these Plans, which as amended are being submitted for approval by the Company's stockholders in this proxy statement, allow any compensation recognized by a Named Executive Officer as a result of the grant of such a stock option to be deductible by the Company.

From the members of the Compensation Committee of Scientific Learning Corporation.

Rodman W. Moorhead, III, Chair
Carleton A. Holstrom

PERFORMANCE MEASUREMENT COMPARISON

This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following chart compares the cumulative total stockholder return of Scientific Learning Common Stock during the period beginning with its initial public offering on July 22, 1999 and ending December 31, 2003, with the cumulative total return during the same period of (i) the NASDAQ Composite Market Index and (ii) a Scientific Learning constructed peer group index used last year and (iii) a new Scientific Learning constructed peer group index. The companies in last year's peer group index were selected on the basis of similarity in nature of their business. During all or part of 2003, the group included Renaissance Learning Inc., Lightspan, Inc., Plato Learning, Inc., Scholastic Corporation, and Sylvan Learning Systems, Inc. During 2003, Sylvan Learning was removed from the index as of June 30, 2003 because it changed the nature of its business. Otherwise, the companies currently comprising the peer group index are unchanged from the companies comprising the peer group index for 2002.

Last year's peer group originally also included National Computer Systems, Inc, Harcourt General, Inc., and SmartForce. National Computer Systems was acquired during 2000, Harcourt General was acquired during 2001, and SmartForce was acquired during 2002; each of these companies was removed from the group at the time of its sale. During 2000, Lightspan and Riverdeep became public companies and were added to the peer group at that time. Riverdeep was removed as of September 30, 2002 because its stock was moved from the Nasdaq to the Irish Stock Exchange, and Student Advantage was removed as of September 30, 2002, because it was in the process of negotiating for the sale of its assets and/or the company. In addition, Plato Learning was added to the group as of January 1, 2002 because the nature of its business is similar and to maintain a representative group of companies.

The new peer group consists of the same companies used in the original peer group with the addition of Princeton Review, Inc. when it became public in June 2001 and Excelligence Learning when it became public in December 2001 because the nature of their business is similar and to maintain a representative group of companies.

The comparison assumes $100 was invested on July 22, 1999 in Scientific Learning Common Stock and in each of the foregoing indices. It also assumes reinvestment of dividends. The peer group indices are weighted based on market capitalization. The stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.


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COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, the Company's Compensation Committee consists of Mr. Holstrom and Mr. Moorhead. None of the members of the Compensation Committee has been an officer or employee of the Company, except that Mr. Holstrom served as the Company's Chief Financial Officer from February 1996 to March 1997. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board of Directors or Compensation Committee. Mr. Moorhead is affiliated with Warburg Pincus and its related entities, which have engaged in a number of transactions with the Company. These transactions are described below, under "Certain Transactions."

CERTAIN TRANSACTIONS

Loan Guaranty Transactions Involving Warburg Pincus

In March 2001, the Company entered into a $15 million unsecured revolving line of credit with Fleet National Bank. WPV, Inc., an affiliate of Warburg, Pincus Ventures, the Company's largest stockholder, provided an unlimited guaranty for the facility. In consideration of the guaranty, the Company issued WPV a warrant to purchase 1,375,000 shares of the Company's common stock with an exercise price of $8.00, expiring March 9, 2008. The Company also agreed to reimburse WPV for any amounts it might be required to pay in satisfaction of the loan, granted WPV a security interest in substantially all of its assets, and amended the Company's Registration Rights Agreement to include shares issuable on exercise of the warrant as Registrable Securities. The estimated value of the warrants was $3.6 million as of the date of issuance. In March 2002, the Company agreed with the Bank and the Warburg affiliate to extend the term of the line of credit from October 2002 to June 2004.

In September 2003, the Company agreed to reduce the amount available under the Fleet line of credit because the Company did not believe that it had need of the full amount of the line during its limited remaining term. As a result of the reduction in the credit facility, WPV's guarantee obligation and its obligation to provide a standby letter of credit was reduced to $10,000,000.

In January 2004, the Company terminated the Fleet line of credit and established a new line of credit with Comerica Bank. This revolving credit facility is in the principal amount of $7,000,000 through July 22, 2004 and $5,000,000 for the remainder of the term, through January 15, 2005. The line is partially secured by a letter of credit provided by WPV. The letter of credit is for $4.0 million through May 30, 2004 and $3.0 million from May 31, 2004 to July 30, 2004. There is no letter of credit for the remainder of the term. The non-guaranteed portion of the line is subject to borrowing limitations based on the level of our accounts receivable. The Company has again agreed to reimburse WPV for any amounts drawn or other payments made by WPV under the letter of credit. The Company has granted a security interest in all of its assets other than intellectual property, both to Comerica and to WPV. Comerica's security interest is subordinated to WPV's security interest. The Company also agreed not to restrict its ability to grant a security interest on intellectual property. The warrants granted to WPV in connection with the original guaranty remain unchanged and outstanding.

Neuroscience Solutions Corporation

In September 2003, we signed an agreement with Neuroscience Solutions Corporation ("NSC"), transferring technology to NSC for use in the health field. The transaction includes a license of the patents we own, a sublicense of the patents we license from others, the license of certain software we developed, and the transfer of assets related to certain research projects. All of the rights licensed to NSC are limited to the health field and most are exclusive in that field. We continue to use the licensed patents and technology in the fields of education and speech and language therapy, and retain all rights to our technology outside of the health field. We also agreed with NSC that we would license one another certain patents that may be issued in the future, on which royalties would be paid, and that we would provide NSC certain technology transfer, hosting and support services.

NSC is a start-up company located in San Francisco that plans to develop, market, and sell a series of software-based products for healthcare markets based on neuroplasticity research. NSC's first products are expected to focus on addressing issues that commonly arise as a result of aging. Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of our company, is also a founder, director, significant shareholder and officer of NSC.

The terms of the transaction were determined through arms' length negotiations between NSC and us, in which Dr. Merzenich did not participate. We received an initial payment of $500,000 and will be entitled to a 2% to 4% royalty on future products of NSC that use the licensed technology. We were also issued 1,772,727 shares of Series A Preferred Stock in NSC. Because NSC is a start-up venture the shares of which are not actively traded, in our financial statements we have assigned a value of zero to the NSC shares we received.

University Licensing

Under our license with The Regents of the University of California, we are obligated to make payments to The Regents in exchange for a license to commercially develop and sell products that make use of rights under patent applications filed by Drs. Tallal, Merzenich, Jenkins and Miller, among others, and subsequently assigned to The Regents and Rutgers, the State University of New Jersey. Eleven US and three foreign patents issuing from these applications have been granted by the United States Patent and Trademark Office and additional foreign applications are pending. Drs. Tallal and Merzenich are members of our Board, and Drs. Jenkins and Miller are senior vice presidents with us. During 2003, we expensed an aggregate of approximately $909,000 for royalty payments under the license. In 2004, and for each year thereafter during the term of the license, the minimum royalty payment will be $150,000. Pursuant to the patent policies of The Regents and Rutgers, as well as understandings between inventors affiliated with each university, each university distributes to those inventors affiliated with the university, on an annual basis, a portion of the payments received from us. In 2003, the inventors received these payments from their universities in the following approximate amounts: Dr. Tallal, $105,817; Dr. Merzenich, $103,405; Dr. Jenkins, $73,245; and Dr. Miller, $35,272. The amount of any future university distributions to the inventors are indeterminable at this time because these figures are tied to our future performance; however, we estimate that less than 1% of product sales during the term of the license will be payable by the universities to each inventor. We negotiated the license on an arms' length basis, without involvement by the inventors.

Officer Loans

In April 2001, the Company made loans in an aggregate principal amount of $3,114,383 to Dr. Miller and to Ms. Bolton, Mr. Mattson, and Mr. Mills, three former officers of the Company, for the purpose of assisting them in paying substantial income tax liabilities resulting from alternative minimum tax imposed on their exercise of Company stock options in 2000. At March 1, 2004, the aggregate amounts of such indebtedness for principal and accrued interest were: Dr. Miller: $1,656,768; Ms. Bolton: $1,599,638; Mr. Mattson: $269,653; and Mr. Mills: $32,442. Each loan is a full recourse loan, initially secured by a number of shares of the Company's stock held by the officer equal to the lesser of (1) the principal amount of the loan divided by the average closing price of the Company's stock for the 30 trading days preceding January 3, 2001, which was $4.4875, or (2) the total amount of Company stock held by the borrowing officer on the date of the note evidencing the loan. Each officer has the right to withdraw shares from the security interest to the extent that the fair market value of the collateral pledged exceeds 120% of the principal, but no officer has the obligation to pledge additional shares or to return withdrawn shares if the value of the collateral pledged falls below the loan amount. The number of shares initially and currently pledged by each officer is: Dr. Miller, 323,120 shares; Ms. Bolton, 260,785 shares; Mr. Mattson, 52,591 shares, and Mr. Mills, 6,325 shares. The loans bear interest at a rate of 4.94%. All principal and accrued interest are due December 31, 2005. The Company's obligation to make these loans was conditioned on the initial closing of the Fleet line described above.

Stock Transactions Involving Warburg Pincus

In November 2001, the Company completed the sale of 4,000,000 shares of our common stock to Warburg, Pincus Ventures at a purchase price of $1.25 per share, and an aggregate purchase price of $5,000,000. The transaction was completed as a private placement. In connection with the sale, the Company's Registration Rights Agreement was further amended to include the shares sold in the transaction as Registrable Securities under that Agreement. Accordingly, the Company may be required to register such shares for resale in the future.

The former holders of our Series B, C and D preferred stock, which include Warburg, Pincus Ventures, our largest stockholder, are entitled to registration rights with respect to the common stock issued upon conversion of the Series B, C or D preferred stock.

In connection with the issuance of Series B preferred stock and warrants to purchase Series C preferred stock, we entered into an agreement that requires us, as long as Warburg, Pincus Ventures owns at least 10% or 20% of the outstanding common stock, to nominate and use our best efforts to elect one or two individuals, respectively, designated by Warburg, Pincus Ventures for election to the Board or Directors. In addition, Warburg, Pincus Ventures has agreed that it will use its best efforts to vote a sufficient number of its shares to elect one individual nominated by LF SL Holding LLC as long as LF SL Holding LLC continues to own at least fifty percent of the 555,555 shares it acquired in January 1999.

Please see the "Employment Agreement" section above for details of additional transactions with Mr. Bowen. The Company has entered into indemnity agreements with each of its directors and executive officers. The Company's certificate of incorporation and bylaws also contain provisions relating to limitation of liability and indemnification of directors and officers.

The Company believes that the foregoing transactions were in its best interests. As a matter of policy these transactions were, and all future transactions between the Company and any of its officers, directors or principal stockholders will be, approved by a majority of the disinterested members of the Board. All 2003 transactions were, and we expect that all future related-party transactions will be, also approved by the Audit Committee of the Board.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Scientific Learning stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Linda Carloni, Corporate Secretary, Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040, or contact Linda Carloni at 510-444-3500. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Linda L. Carloni

Linda L. Carloni
Secretary
April 30, 2004

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2003 is available without charge upon written request to: Corporate Secretary, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040.

Appendix 1

Scientific Learning Corporation

AMENDED AND RESTATED
CHARTER OF THE AUDIT COMMITTEE

As adopted by the Board of Directors on October 29, 2003

The charter of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Scientific Learning Corporation (the "Company") is as follows, subject to amendment by the Board from time to time:

Role

The role of the Committee is to act on behalf of the Board in fulfilling the Board's oversight responsibility to the stockholders relating to the Company's financial statements and accounting and financial reporting processes, and in particular the quality and integrity of those processes, the systems of internal accounting and financial controls, the annual independent audit of the Company's financial statements, the quality and integrity of the Company's financial processes, statements and reports, and the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors (the "Auditors").

Membership:

The Committee will be composed of at least three members of the Board. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("Nasdaq"), when and as applicable to Committee members, as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial experience requirements as applicable and in effect from time to time. The members of the Committee and the Committee chair will be appointed by and serve at the discretion of the Board.

Primary Committee Responsibilities:

The Committee shall oversee the Company's financial reporting process on behalf of the Board and shall have direct responsibility for the appointment, compensation, evaluation, retention, termination, and oversight of the work of the Auditors, who shall report directly to the Committee. The Committee shall also report the results of its activities to the Board. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.
2. To determine and approve engagements of the Auditors, prior to commencement of such engagement, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, and the compensation to be paid to the Auditors, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.
3. To determine and approve engagements of the Auditors, prior to commencement of such

engagement (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefore, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

4. At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company consistent with Independence Standards Board Standard 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.
5. To assist and interact with the Auditors in order that they may carry out their duties in the most efficient and cost-effective manner.
6. To evaluate the cooperation received by the Auditors during their audit examination, including their access to all requested records, data and information, and elicit the comments of management regarding the responsiveness of the independent auditors to the Company's needs.
7. To review with the senior management of the Company and the Auditors, upon completion of their audit, the financial statements to be included in the Company's Annual Report on Form 10-K, and to recommend whether or not such financial statements should be so included. In the course of that review, to discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.
8. To review the interim financial statements with the senior management of the Company and the Auditors prior to public disclosure of quarterly financial information, if practicable, and in any event, prior to the filing of the Company's Quarterly Reports on Form 10-Q. In this review, the Committee shall discuss the results of this quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted accounting standards.
9. To review and discuss with management and the Auditors, as appropriate, earnings press releases, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made.
10. To review with management and the Auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under GAAP related to material items discussed with management and any other significant reporting issues and judgments.
11. To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.
12. To review with the Auditors and management any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any such conflicts regarding financial reporting.
13. To review with management and the Auditors the scope and quality of internal accounting and financial reporting controls in effect.
14. Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

15. To establish procedures in compliance with applicable laws and rules or as determined to be appropriate by the Committee, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential and anonymous submission by employees of concerns regarding questionable financial, accounting or auditing matters.
16. To review and approve related-party transactions as required by Nasdaq rules, except to the extent that such matters are reviewed and approved by the Nominating and Corporate Governance Committee in accordance with its charter and Nasdaq rules.
17. To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.
18. To prepare the Committee Report for inclusion in the Company's proxy statement for its annual meeting of stockholders.
19. To conduct such investigations as the Audit Committee deems to be appropriate, and to retain such accounting, legal and other independent experts in connection with such investigations or otherwise to advise the Committee as the Committee deems to be appropriate.
20. To periodically review and discuss with management and the Auditors, as appropriate, the Company's major risk exposures and the steps management has taken to monitor and control such exposures.
21. To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.
22. To perform such other functions and have such power as may be necessary or convenient in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

Committee Processes

- *Meeting Frequency* – The Committee shall hold such regular or special meetings as the Committee or its chair deems necessary or appropriate and shall meet at least four times per year.
- *Resources and Authority* – The Committee shall have authority to appoint, determine funding for, at the expense of the Company, and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended. The Committee shall have the authority to obtain and determine compensation for, at the expense of the Company, advice and assistance from internal or external independent legal, accounting, or other advisors and consultants, as it determines necessary or appropriate to carry out its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board of Directors* – The Committee, through the Committee chair, shall report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the performance or independence of the Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

Corporate Information

Corporate Offices

Scientific Learning Corporation
300 Frank H. Ogawa Plaza
Suite 600
Oakland, CA 94612-2040
Telephone: 510-444-3500
www.scientificlearning.com
www.brainconnection.com

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000

Outside General Counsel

Cooley Godward LLP
San Francisco, CA

Independent Public Accountant

Ernst & Young LLP
Walnut Creek, CA

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on Monday, June 7, 2004 at Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA.

Stockholder Inquiries

Communications regarding transfer requirements, lost certificates and change of address should be directed to the transfer agent. General information regarding the Company may be obtained from the Company's web site or by contacting its Investor Relations Department at (510) 444-3500.

Stock Price and Stockholder Data

The Company's common stock is traded on the Nasdaq Small Cap Market under the symbol "SCIL." From July 22, 2002 until December 30, 2003, our common stock was traded on the OTC Bulletin Board. From January 1, 2002 through July 21, 2002, our common stock was traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock as reported on the Nasdaq National Market, the OTC Bulletin Board or the Nasdaq Small Cap Market, as applicable.

2003	High	Low
First Quarter	$3.100	$1.400
Second Quarter	$4.500	$2.300
Third Quarter	$5.150	$4.100
Fourth Quarter	$5.000	$4.150

2002	High	Low
First Quarter	$2.900	$1.110
Second Quarter	$2.001	$1.200
Third Quarter	$1.650	$0.700
Fourth Quarter	$2.400	$1.210

On March 18, 2004, the closing price per share of the Company's Common Stock was $6.16. As of March 18, 2004, there were 145 holders of record of the Company's Common Stock, which excludes beneficial owners of Common Stock held in street name. We have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our current loan agreement provides that we may not pay any dividends other than stock dividends.

SEC Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Investor Relations Department
Scientific Learning Corporation
300 Frank H. Ogawa Plaza
Suite 600
Oakland, CA 94612-2040

Board of Directors

Robert C. Bowen
Chairman and Chief Executive Officer

Edward Vermont Blanchard, Jr.
Private Investor

Ajit Dalvi
Business Consultant

Carleton A. Holstrom
Private Investor

Dr. Michael M. Merzenich
Francis A. Sooy Professor at
University of California, San Francisco

Rodman W. Moorhead, III
Senior Advisor
Managing Director and Warburg Pincus LLC

Dr. Paula A. Tallal
Co-Director of the Center for Molecular and
Behavioral Neuroscience, Rutgers University

Dr. Joseph Martin
Dean
Harvard Faculty of Medicine

Corporate Management

Robert C. Bowen
Chairman, Chief Executive Officer and Director

James R. Bray
Vice President, Business Development and Government Affairs

Linda L. Carloni
Vice President, General Counsel and Secretary

Glenn G. Chapin
Vice President, Education Sales

Jane A. Freeman
Sr. Vice President, Chief Financial Officer, and Treasurer

Dr. William M. Jenkins
Sr. Vice President, Product Development

Dr. Steven L. Miller
Sr. Vice President, Research and Outcomes

Gillian M. Rutter
Vice President, Operations

Sherrelle J. Walker
Chief Education Officer

Forward-Looking Statements

This annual report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that are subject to the safe harbor created by of the federal securities law, including, among others, statements relating to trends and projected levels of sales, revenue, profits, financial resources and other financial parameters. Such statements are subject to substantial risks and uncertainties. Actual events or results may differ materially as a result of many factors, including but not limited to: the extent of acceptance and purchase of our products by target customers; seasonality and sales cycles; competition; availability of funding available to schools; schools' success in implementing our products; the Company's ability to continue to demonstrate the efficacy of its products, which depends on how the programs are implemented, the demography of participants and other factors; the Company's ability to retain key personnel; execution of new product development strategies; pricing pressures; expense levels at the Company; and other risks detailed in the Company's SEC reports, including the Company's Reports on Form 10K and 10Q.



MISSION

Scientific Learning applies advances in neuroscience and cognitive research to increase human potential. We produce unique products, tools, and implementation strategies that build the fundamental cognitive skills required to read and learn.

Scientific Learning
www.scientificlearning.com
888-665-9707

6135BT